                          OFFER TO PURCHASE FOR CASH
                    ALL OUTSTANDING SHARES OF COMMON STOCK
                                      OF
                            DART GROUP CORPORATION
                                      AT
                             $160.00 NET PER SHARE
                                      BY
                             DGC ACQUISITION, INC.
                       A DIRECT WHOLLY-OWNED SUBSIDIARY
                                      OF
                            RICHFOOD HOLDINGS, INC.



                  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
              AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY,
                  MAY 12, 1998, UNLESS THE OFFER IS EXTENDED.


  THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS STOCKHOLDERS, HAS APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER ALL OF THEIR SHARES PURSUANT THERETO.

  THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) A NUMBER OF THE COMPANY'S SHARES REPRESENTING A MAJORITY OF ALL OUTSTANDING SHARES ON A FULLY DILUTED BASIS BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER, AND (2) THE EXPIRATION OF THE APPLICABLE WAITING PERIOD UNDER THE HSR ACT. SEE INTRODUCTION AND SECTIONS 1, 14 AND 15 OF THIS OFFER TO PURCHASE.

                               ----------------

                                   IMPORTANT

  Any stockholder desiring to tender all or a portion of that stockholder's shares of common stock, par value $1.00 per share, of the Company (the "Shares") should either (1) complete and sign the Letter of Transmittal (or a manually signed facsimile thereof) in accordance with the instructions in the Letter of Transmittal, mail or deliver it and any other required documents to the Depositary and either deliver the certificates for those Shares to the Depositary along with the Letter of Transmittal or tender those Shares pursuant to the procedures for book-entry transfer set forth in Section 3 hereof, or (2) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. Any stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that broker, dealer, commercial bank, trust company or other nominee if the stockholder wishes to tender such Shares.

  Any stockholder who wishes to tender Shares and whose certificates representing those Shares are not immediately available or who cannot comply with the procedure for book-entry transfer on a timely basis should tender those Shares by following the procedures for guaranteed delivery set forth in
Section 3.

  Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be directed to the Information Agent or to brokers, dealers, commercial banks and trust companies.

                               ----------------

                     The Dealer Manager for the Offer is:

                         DONALDSON, LUFKIN & JENRETTE
                           SECURITIES CORPORATION

April 15, 1998

                               TABLE OF CONTENTS

                                                                           PAGE
 INTRODUCTION.............................................................   1
 THE OFFER................................................................   2
     1. Terms of the Offer...............................................    2
     2. Acceptance for Payment and Payment for Shares....................    4
     3. Procedure for Tendering Shares...................................    5
     4. Withdrawal Rights................................................    7
        Certain Federal Income Tax Consequences of the Offer and the
     5. Merger...........................................................    8
     6. Price Range of the Shares; Dividends on the Shares...............    9
     7. Effect of the Offer on the Market for the Shares, Stock Exchange
        Listing,
        Exchange Act Registration and Status as Margin Securities........   10
     8. Certain Information Concerning the Company.......................   11
     9. Certain Information Concerning Purchaser and Parent..............   13
    10. Source and Amount of Funds.......................................   16
    11. Background.......................................................   17
    12. Purpose of the Offer and the Merger; Plans for the Company; the
        Merger Agreement;
        Other Agreements.................................................   19
    13. Dividends and Distributions......................................   28
    14. Certain Conditions of the Offer..................................   29
    15. Certain Legal Matters............................................   30
    16. Fees and Expenses................................................   32
    17. Miscellaneous....................................................   32
 SCHEDULES
    I.  Directors and Executive Officers of Parent and Purchaser ........  S-1

TO THE HOLDERS OF COMMON STOCK OFDART GROUP CORPORATION:

                                 INTRODUCTION

  DGC Acquisition, Inc., a Delaware corporation ("Purchaser"), hereby offers to purchase all the outstanding shares of common stock, $1.00 par value per share (the "Shares"), of Dart Group Corporation, a Delaware corporation (the "Company"), at a purchase price of $160.00 per Share (the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer"). Purchaser is a direct, wholly-owned subsidiary of Richfood Holdings, Inc., a Virginia corporation ("Parent").

  The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 9, 1998 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, for the commencement of the Offer by Purchaser and further provides that, after the purchase of Shares pursuant to the Offer and subject to the satisfaction or waiver of certain conditions set forth therein, Purchaser will be merged with and into the Company (the "Merger"), with the Company surviving the Merger as a direct wholly-owned subsidiary of Parent (the "Surviving Corporation"), which shall continue under the name Dart Group Corporation. In the Merger, each Share issued and outstanding (excluding Shares owned, directly or indirectly, by the Company or any wholly-owned subsidiary of the Company or by Parent, Purchaser or any other wholly-owned subsidiary of Parent and excluding Shares owned by stockholders of the Company who shall have properly perfected their appraisal rights under Delaware law) immediately prior to the effective time of the Merger (the "Effective Time") will be converted at the Effective Time into the right to receive the Offer Price in cash, without any interest thereon (the "Merger Consideration"). If Purchaser acquires a majority of the outstanding Shares, it will have sufficient voting power to approve and adopt the Merger Agreement and the Merger without the vote of any other stockholder of the Company. If Purchaser acquires at least 90% of the outstanding Shares, Parent intends to cause Purchaser to approve and consummate the Merger without any action by, or any further prior notice to, the other stockholders of the Company pursuant to the short-form merger provisions of the Delaware General Corporation Law (the "DGCL").

  THE BOARD OF DIRECTORS OF THE COMPANY (THE "BOARD") HAS UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND THE COMPANY'S STOCKHOLDERS (THE "STOCKHOLDERS"); HAS APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER; AND RECOMMENDS THAT THE STOCKHOLDERS ACCEPT THE OFFER AND TENDER ALL OF THEIR SHARES PURSUANT THERETO.

  WASSERSTEIN PERELLA & CO., INC., THE COMPANY'S FINANCIAL ADVISOR ("WASSERSTEIN"), HAS DELIVERED TO THE COMPANY ITS WRITTEN OPINION DATED APRIL 8, 1998, THAT, AS OF SUCH DATE AND SUBJECT TO THE MATTERS STATED THEREIN, THE CONSIDERATION TO BE RECEIVED BY HOLDERS OF THE SHARES IN THE OFFER AND THE MERGER AS CONTEMPLATED BY THE MERGER AGREEMENT IS FAIR, FROM A FINANCIAL POINT OF VIEW, TO SUCH STOCKHOLDERS. WASSERSTEIN'S OPINION IS DIRECTED ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE CASH CONSIDERATION TO BE RECEIVED IN THE OFFER AND THE MERGER TO HOLDERS OF SHARES AND IS NOT INTENDED TO CONSTITUTE, AND DOES NOT CONSTITUTE, A RECOMMENDATION AS TO WHETHER ANY STOCKHOLDER SHOULD TENDER SHARES PURSUANT TO THE OFFER. A COPY OF THE WRITTEN OPINION OF WASSERSTEIN IS CONTAINED IN THE COMPANY'S SOLICITATION/ RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 ("SCHEDULE 14D-9") FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") IN CONNECTION WITH THE OFFER, A COPY OF WHICH IS BEING FURNISHED TO STOCKHOLDERS CONCURRENTLY WITH THIS OFFER TO PURCHASE.

  The Offer is conditioned upon, among other things, (i) a number of Shares representing a majority of all outstanding Shares on a fully diluted basis being validly tendered and not withdrawn prior to the Expiration Date (as defined in Section 1 hereof) (the "Minimum Tender Condition"); and (2) the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and receipt of any required regulatory consents and approvals. See Sections 1 and 14, which set forth the conditions of the Offer, and Section 15, which discusses certain legal matters and regulatory consents and approvals.

  The Company has represented and warranted to Purchaser that, as of April 6, 1998, 1,202,502 Shares were issued and outstanding and that no Company preferred stock was issued and outstanding. The number of outstanding shares does not include 91,436 Shares to be issued pursuant to certain outstanding options to acquire Shares.

  The consummation of the Merger is subject to the satisfaction or waiver of a number of conditions, including, if required, the approval of the Merger by the requisite vote or consent of the Stockholders. Under the DGCL, the stockholder vote necessary to approve the Merger will be the affirmative vote of at least a majority of the outstanding Shares, including Shares held by Purchaser and its affiliates. If the Minimum Tender Condition is satisfied and Purchaser purchases at least a majority of the outstanding Shares in the Offer, Purchaser will be able to effect the Merger without the affirmative vote of any other Stockholders. If Purchaser acquires at least 90% of the outstanding Shares pursuant to the Offer or otherwise, Purchaser will be able to effect the Merger pursuant to the "short-form" merger provisions of
Section 253 of the DGCL, without prior notice to, or any action by, any other Stockholder. In that event, Purchaser intends to effect the Merger as promptly as practicable following the purchase of Shares in the Offer. See Section 12.

  The Merger Agreement is more fully described in Section 12. Certain federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares for the Merger Consideration pursuant to the Merger are described in Section 5.

  Purchaser is not tendering for, and the Offer does not encompass, the preferred share purchase rights (the "Rights") issued by the Company pursuant to the Rights Agreement, dated as of February 17, 1998 (the "Rights Agreement"), between the Company and The Bank of New York, as rights agent. The Company has represented and warranted to Parent and Purchaser that the Company's Board of Directors has (i) determined that the Distribution Date (as defined in the Rights Agreement) that would otherwise occur by virtue of the commencement of the Offer shall be indefinitely postponed, and (ii) approved the redemption of the Rights pursuant to the Rights Agreement in connection with the Offer and the Merger. The Company shall cause such redemption to occur immediately prior to Purchaser's purchase of Shares pursuant to the Offer.

  Tendering Stockholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 to the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer or the Merger. Purchaser will pay all charges and expenses of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), in its capacity as the dealer manager (the "Dealer Manager"), First Union National Bank, as the depositary (the "Depositary"), and Corporate Investor Communications, Inc., as the information agent (the "Information Agent"), in connection with the Offer. See Section 16.

  THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                   THE OFFER

  1. TERMS OF THE OFFER

  Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment (and thereby purchase) all Shares that are validly tendered and not withdrawn in accordance with Section 4 below prior to the Expiration Date. As used in the Offer, the term "Expiration Date" means 12:00 midnight, New York City time, on Tuesday, May 12, 1998, unless and until Purchaser, in accordance with the terms of the Offer and the Merger Agreement, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" means the latest time and date at which the Offer, as so extended, expires. As used in this Offer to Purchase, "business day" has the meaning set forth in Rule 14d-1(c)(6) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

  In the event that the Offer is not consummated, Purchaser may seek to acquire additional Shares through open market purchases, privately negotiated transactions or otherwise, upon such terms and conditions and at such prices as it shall determine, which may be more or less than the Offer Price and could be for cash or other consideration.

  The Offer is conditioned upon, among other things, satisfaction of the Minimum Tender Condition and the expiration or termination of all waiting periods imposed by the HSR Act. The Offer is also subject to certain other conditions that are set forth in Section 14 below. Pursuant to the terms of the Merger Agreement, Purchaser expressly reserves the right (but will not be obligated) to waive any or all of the conditions of the Offer in its sole discretion (other than the Minimum Tender Condition, which Purchaser may not waive).

  The Merger Agreement provides that Purchaser may not extend the Expiration Date (except as required by law or the applicable rules and regulations of the Commission), provided, however, that (i) the Offer may be extended in connection with an increase in the consideration to be paid pursuant to the Offer so as to comply with applicable rules and regulations of the Commission,
(ii) Purchaser may extend the Offer for up to ten (10) business days after the initial Expiration Date if fewer than 90% of the Shares outstanding as of such date have been tendered at such date, so long as, in connection with such extension, Purchaser irrevocably waives the conditions to the Offer described in clauses (b), (c), (f), (g)(1) and (h) of Section 14 (Conditions to the Offer) hereof, and (iii) Purchaser shall extend the Offer from time to time until June 30, 1998, if, and to the extent that, at the initial expiration of the Offer, or any subsequent extension thereof, all conditions to the Offer have not been satisfied or waived and the failure of a condition to be satisfied is not due to the failure of the Company to fulfill any of its obligations under the Merger Agreement. Purchaser will give oral or written notice of any such extension to the Depositary and by making a public announcement of such extension. There can be no assurance that Purchaser will exercise any optional right to extend the Offer.

  Purchaser expressly reserves the right, subject to applicable law (including applicable rules and regulations of the Commission promulgated under the Exchange Act) and the terms of the Merger Agreement, at any time or from time to time, to (i) delay acceptance for payment of, or payment for, any Shares, regardless of whether the Shares were theretofore accepted for payment, or to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for, upon the occurrence of any of the conditions specified in Section 14 below, by giving oral or written notice of such delay in payment or termination to the Depositary, and (ii) waive any conditions or otherwise amend the Offer in any respect, by giving oral or written notice to the Depositary. Any extension, delay in payment, termination or amendment will be followed as promptly as practicable by public announcement, the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any such announcement, other than by issuing a release to the Dow Jones News Service or as otherwise required by law. The reservation by Purchaser of the right to delay acceptance for payment of or payment for Shares is subject to the provisions ofRule 14e-1(c) under the Exchange Act, which requires that Purchaser pay the consideration offered or return the Shares deposited by or on behalf of Stockholders promptly after the termination or withdrawal of the Offer.

  Subject to the terms of the Merger Agreement, Purchaser expressly reserves the right to increase the price per Share payable in the Offer or to make any other changes in the terms and conditions of the Offer, except that, without the prior written consent of the Company, Purchaser shall not (i) decrease or change the form of the Offer Price or decrease the number of Shares sought pursuant to the Offer, (ii) impose additional conditions to the Offer, (iii) extend the expiration date for the Offer (except as described above) or (iv) amend any term of the Offer in any manner adverse to Stockholders. Assuming the prior satisfaction or waiver of the conditions to the Offer, Purchaser shall accept for payment, and pay for, in accordance with the terms of the Offer, all Shares validly tendered and not withdrawn pursuant to the Offer as soon as practicable after the Expiration Date.

  If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. If Purchaser decides to increase or, subject to the consent of the Company, to decrease the consideration in the Offer, or to change or waive the Minimum Tender Condition and if, at the time that notice of any such change or waiver is first published, sent or given to Stockholders, the Offer is scheduled to expire at anytime earlier than the tenth business day after (and including) the date of that notice, the Offer will be extended at least until the expiration of that period of ten business days.

  The Company has provided Purchaser with its stockholder list and security position listings for the purpose of disseminating the Offer to Stockholders. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

  2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

  Upon the terms and subject to the conditions of the Merger Agreement and the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, and will pay for, all Shares that are validly tendered on or prior to the Expiration Date, and not properly withdrawn in accordance with Section 4 below, as soon as practicable after the Expiration Date. All questions as to the satisfaction of such terms and conditions will be determined by Purchaser in its sole discretion, which determination will be final and binding. Subject to the applicable rules of the Commission, Purchaser expressly reserves the right to delay acceptance for payment of or payment for Shares in order to comply, in whole or in part, with any applicable law or government regulation. Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange Act (relating to a bidder's obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder's offer). See Section 15 below.

  In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates evidencing (or a timely Book-Entry Confirmation (as defined in Section 3 below) with respect to) such Shares, (ii) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message (as defined below) and (iii) any other documents required by the Letter of Transmittal. See Section 3 below.

  The term "Agent's Message" means a message, transmitted by a Book-Entry Transfer Facility (as defined in Section 3 below) to, and received by, the Depositary and forming part of a Book-Entry Confirmation, which states that (i) such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering Shares that are the subject of such Book-Entry Confirmation,
(ii) such participant has received and agrees to be bound by the terms of the Letter of Transmittal and (iii) Purchaser may enforce such agreement against such participant.

  For purposes of the Offer, Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares properly tendered to Purchaser and not withdrawn, if and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance of such Shares. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering Stockholders for the purpose of receiving payment from Purchaser and transmitting payment to tendering Stockholders.

  If, for any reason, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser's rights under the Offer (but subject to Rule 14e-1(c) under the Exchange Act), the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering Stockholders are entitled to exercise, and do exercise, withdrawal rights as described in Section 4 below. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE BY PURCHASER, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

  If any tendered Shares are not purchased pursuant to the Offer for any reason or if certificates are submitted for more Shares than are tendered, certificates for Shares not purchased or tendered will be returned pursuant to the instructions of the tendering Stockholder without expense to the tendering Stockholder (or, in the case of Shares delivered by book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3 below, the Shares will be credited to an account maintained at the appropriate Book-Entry Transfer Facility) as promptly as practicable following the expiration or termination of the Offer.

  If, prior to the Expiration Date, Purchaser increases the consideration to be paid per Share pursuant to the Offer, Purchaser will pay the increased consideration for all Shares purchased pursuant to the Offer, whether or not the Shares were tendered prior to the increase in consideration.

  Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to Parent or to one or more of its affiliates, the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering Stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

  3. PROCEDURE FOR TENDERING SHARES

  Valid Tenders. For a Stockholder to tender validly pursuant to the Offer, either: (i) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either (a) certificates evidencing Shares must be received by the Depositary at any such address prior to the Expiration Date, or (b) the Shares must be delivered pursuant to the procedures for book-entry transfer set forth below and a Book-Entry Confirmation (as defined below) must be received by the Depositary prior to the Expiration Date; or (ii) the tendering Stockholder must comply with the guaranteed delivery procedures set forth below. No alternative, conditional or contingent tenders will be accepted.

  Book-Entry Transfer. The Depositary will establish accounts with respect to the Shares at the Depository Trust Company, Midwest Securities Trust Company and Philadelphia Depository Company (each, a "Book-Entry Transfer Facility" and, collectively, the "Book-Entry Transfer Facilities") for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in any of the Book-Entry Transfer Facilities' systems may make book-entry delivery of Shares by causing a Book-Entry Transfer Facility to transfer the Shares into the Depositary's account at the Book-Entry Transfer Facility in accordance with that Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of the Shares may be effected through book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message, and any other required documents, must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering Stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary's account at a Book-Entry Transfer Facility as described above is referred to as a "Book-Entry Confirmation." DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH THE BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

  THE METHOD OF DELIVERY OF CERTIFICATES FOR SHARES, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER. IF DELIVERY IS MADE BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

  Signature Guarantees. No signature guarantee is required on the Letter of
Transmittal: (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section, includes any participant in any of the Book-Entry Transfer Facilities' systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal; or (ii) if such Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (an "Eligible Institution"). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If the certificates evidencing Shares are registered in the name of a person other than the signer of the Letter of Transmittal or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, then the tendered certificates evidencing Shares must be endorsed or accompanied by appropriate stock powers, in each case signed exactly as the name (or names) of the registered holder or owners appears on the certificates, with the signatures on the certificates or stock powers guaranteed as described above and as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

  Guaranteed Delivery. If a Stockholder wishes to tender Shares pursuant to the Offer and the Stockholder's certificates are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such Stockholder's tender may be effected if all of the following conditions are met:

    (i) the tender is made by or through an Eligible Institution;

    (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary (as provided below) prior to the Expiration Date; and

    (iii) the certificates for all tendered Shares in proper form for transfer (or a Book-Entry Confirmation with respect to all such tendered Shares), together with a properly completed and duly executed Letter of

  Transmittal (or a manually signed facsimile thereof) with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and any other documents, are received by the Depositary within three trading days after the date of execution of the Notice of Guaranteed Delivery. A "trading day" is any day on which the New York Stock Exchange, Inc. (the "NYSE") is open for business.

  The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

  IN ALL CASES, SHARES SHALL NOT BE DEEMED VALIDLY TENDERED UNLESS A PROPERLY COMPLETED AND DULY EXECUTED LETTER OF TRANSMITTAL (OR A MANUALLY SIGNED FACSIMILE THEREOF) IS RECEIVED BY THE DEPOSITARY.

  Notwithstanding any other provision of this Offer to Purchase, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, a Letter of Transmittal (or a manually signed facsimile), properly completed and duly executed, with any required signature guarantees and any other documents required by the Letter of Transmittal (or in the case of a book-entry transfer, an Agent's Message).

  Determination of Validity. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares pursuant to any of the procedures described above will be determined by Purchaser in its sole discretion, which determination shall be final and binding on all parties. Purchaser reserves the absolute right to reject any or all tenders of Shares determined not to be in proper form or the acceptance of or payment for which may, in the opinion of Purchaser's counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in any tender of any Shares of any particular Stockholder whether or not similar defects or irregularities are waived in the case of other Stockholders. Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and its instructions) will be final and binding on all parties. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Parent, Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

  Backup Federal Income Tax Withholding. To prevent backup federal income tax withholding of 31% of the payments made to Stockholders with respect to the purchase price of Shares purchased pursuant to the Offer or the Merger, a Stockholder must provide the Depositary with his or her correct taxpayer identification number ("TIN") and certify that he or she is not subject to backup federal income tax withholding by completing the substitute Form W-9 included in the Letter of Transmittal. See Instruction 10 of the Letter of Transmittal and Section 5 below.

  A tender of Shares pursuant to any of the procedures described above will constitute the tendering Stockholder's acceptance of the terms and conditions of the Offer, as well as the tendering Stockholder's representation and warranty to Purchaser that (i) the Stockholder has a net long position in the Shares being tendered, within the meaning of Rule 14e-4 under the Exchange Act, and (ii) the tender of the Shares complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender Shares for his or her own account, unless, at the time of tender, the person so tendering (i) has a net long position equal to or greater than the amount of
(a) Shares tendered, or (b) other securities immediately convertible into or exchangeable or exercisable for the Shares tendered and that person will acquire the Shares for tender by conversion, exchange or exercise, and (ii) will cause Shares to be delivered in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. Purchaser's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering Stockholder and Purchaser upon the terms and conditions of the Offer.

  Appointment as Proxy. By executing a Letter of Transmittal, a tendering Stockholder irrevocably appoints designees of Purchaser as his or her attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of the Stockholder's rights with respect to the Shares tendered by the Stockholder and purchased by Purchaser and with respect to any and all other Shares or other securities issued or issuable in respect of those Shares, on or after the date of the Offer. All such powers of attorney and proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts the Shares for payment. Upon acceptance for payment, all prior powers of attorney and proxies given by the Stockholder with respect to the Shares (and any other Shares or other securities so issued in respect of such purchased Shares) will be revoked, without further action, and no subsequent powers of attorney and proxies may be given (and, if given, will not be deemed effective) by the Stockholder. The designees of Purchaser will be empowered to exercise all voting and other rights of the Stockholder with respect to such Shares (and any other Shares or securities so issued in respect of such purchased Shares) as they in their sole discretion may deem proper, including, without limitation, in respect of any annual or special meeting of the Stockholders, or any adjournment or postponement of any such meeting, or in connection with any action by written consent in lieu of any such meeting or otherwise (including any such meeting or action by written consent to approve the Merger). Purchaser reserves the absolute right to require that, in order for Shares to be validly tendered, immediately upon Purchaser's acceptance for payment of the Shares, Purchaser must be able to exercise full voting and other rights with respect to the Shares, including voting at any meeting of Stockholders then scheduled.

  4. WITHDRAWAL RIGHTS

  Tenders of Shares made pursuant to the Offer are irrevocable, except as otherwise provided in this Section 4. Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and, unless theretofore accepted for payment and paid for by Purchaser pursuant to the Offer, may also be withdrawn at any time after Saturday, June 13, 1998. If Purchaser extends the Offer, is delayed in its purchase of or payment for Shares or is unable to purchase or pay for Shares for any reason, then, without prejudice to the rights of Purchaser, tendered Shares may be retained by the Depositary on behalf of Purchaser and may not be withdrawn, except to the extent that tendering Stockholders are entitled to withdrawal rights as set forth in this Section 4. The reservation by Purchaser of the right to delay the acceptance or purchase of or payment for Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires Purchaser to pay the consideration offered or return Shares deposited by or on behalf of Stockholders promptly after the termination or withdrawal of the Offer.

  For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the persons who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered the Shares. If certificates evidencing Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of the certificates, the tendering Stockholder must also submit to the Depositary the serial numbers shown on the particular certificates that evidence the Shares to be withdrawn, and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Shares tendered for the account of an Eligible Institution). If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in Section 3 above, the notice of withdrawal must also specify the name and number of the account at the applicable Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with such Book-Entry Transfer Facility's procedures.

  All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding on all parties. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Parent, Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failing to give such notification.

  Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be tendered at any subsequent time prior to the Expiration Date by following any of the procedures described in Section 3 above.

  5. CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER AND THE MERGER

  The following is a summary of the principal federal income tax consequences of the Offer and the Merger to Stockholders whose Shares are purchased pursuant to the Offer or whose Shares are converted into the right to receive the Merger Consideration in the Merger (including any cash amounts received by dissenting Stockholders pursuant to the exercise of appraisal rights). This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the applicable Treasury Regulations promulgated and proposed thereunder, judicial authority and administrative rulings and practice. Legislative, judicial or administrative changes or interpretations are subject to change, possibly on a retroactive basis, at any time and therefore could alter or modify the statements and conclusions set forth below. This discussion assumes that the Stockholders hold the Shares as "capital assets" within the meaning of Section 1221 of the Code (i.e., property held for investment). This discussion does not address all aspects of federal income taxation that may be relevant to a particular Stockholder in light of such Stockholder's personal investment circumstances, or those Stockholders subject to special treatment under the federal income tax laws (for example, life insurance companies, tax-exempt organizations, foreign corporations and nonresident alien individuals) or to Stockholders who acquired their Shares through the exercise of employee stock options or other compensation arrangements. In addition, the discussion does not address any aspect of foreign, state, local or estate and gift taxation that may be applicable to a Stockholder.

  Consequences of the Offer and the Merger to Stockholders. The receipt of the Offer Price and the Merger Consideration will be a taxable transaction for federal income tax purposes (and also may be a taxable transaction under applicable state, local and other income tax laws). In general, for federal income tax purposes, a Stockholder will recognize gain or loss equal to the difference between his or her adjusted tax basis in the Shares sold pursuant to the Offer or converted to cash in the Merger and the amount of cash received therefor. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or converted to cash in the Merger. For federal income tax purposes, such gain or loss will be a capital gain or loss if the Shares are a capital asset in the hands of the stockholder. Capital gains of individuals, estates and trusts generally are subject to a maximum federal income tax rate of (i) 39.6% if, at the time the Purchaser accepts the Shares for payment pursuant to the Offer or the effective date of the Merger, as the case may be, the Stockholder held the Shares for not more than one year, (ii) 28% if the Stockholder held such Shares for more than one year but not more than 18 months at such time, and (iii) 20% if the Stockholder held such Shares for more than 18 months at such time. Capital gains of corporations generally are taxed at the federal income tax rates applicable to ordinary income. Ordinary income is taxable at a maximum rate of 39.6% for individuals and 35% for corporations. There are significant limitations on the deductibility of capital losses by individuals and corporations. Capital losses can offset capital gains on a dollar-for-dollar basis and, in the case of an individual Stockholder, capital losses in excess of capital gains can be deducted to the extent of $3,000 annually. An individual can carry forward unused capital losses indefinitely. A corporation can utilize capital losses only to offset capital gain income; a corporation's unused capital losses can be carried back three years and forward five years.

  The receipt of cash pursuant to a Stockholder's exercise of Option rights or of dissenter's rights in connection with the Merger will be a taxable transaction for federal income tax purposes. Any Stockholders considering the exercise of Option rights or of dissenter's rights are urged to consult their individual tax advisors regarding the tax consequences of the exercise of such rights.

  Backup Tax Withholding. Under the Code, a Stockholder may be subject, under certain circumstances, to "backup withholding" at a 31% rate with respect to payments made in connection with the Offer or the Merger. Backup withholding generally applies if the Stockholder (i) fails to furnish his or her Social Security Number or employer identification number ("TIN"), (ii) furnishes an incorrect TIN, (iii) fails properly to report interest or dividends or (iv) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN provided is his or her correct number and that he or she is not subject to backup withholding. Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax. Certain persons generally are exempt from backup withholding, including corporations and financial institutions. Certain penalties apply for failure to furnish correct information and for failure to include the reportable payments in income. Each Stockholder should consult with his or her own tax advisor as to his or her qualifications for exemption from withholding and the procedure for obtaining such exemption.

  THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE OFFER AND THE MERGER TO THEM IN VIEW OF THEIR OWN PARTICULAR CIRCUMSTANCES.

  6. PRICE RANGE OF THE SHARES; DIVIDENDS ON THE SHARES

  According to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1997 (the "Company 10-K"), the principal trading market for the Shares is The Nasdaq National Market ("Nasdaq"), where the trading symbol is "DART." The following table sets forth, for the periods indicated, the high and low intraday sales prices per Share (and, for periods prior to February 17, 1998, the predecessor shares of the Company's Class A Common Stock), as reported by Nasdaq:

   QUARTER ENDED:                                                 HIGH     LOW
   April 30, 1995.............................................. $ 98.00  $ 73.00
   July 31, 1995...............................................   96.00    83.75
   October 31, 1995............................................  100.00    79.00
   January 31, 1996............................................   96.75    88.25
   April 30, 1996.............................................. $ 95.125 $ 81.75
   July 31, 1996...............................................   96.75    75.00
   October 31, 1996............................................  100.50    87.75
   January 31, 1997............................................  101.00    84.00
   April 30, 1997.............................................. $108.00  $ 88.50
   July 31, 1997...............................................  112.875   96.50
   October 31, 1997............................................  118.00    99.25
   January 31, 1998............................................  119.50   104.00

  On April 8, 1998, the last full trading day before the public announcement by Parent and the Company of the execution of the Merger Agreement and Purchaser's intention to commence the Offer, the last reported sale price on Nasdaq was $140.00 per Share. On April 14, 1998, the last full trading day before the commencement of the Offer, the last reported sale price on Nasdaq was $161.00 per Share. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

  According to published financial sources, the Company has paid a quarterly dividend of $0.0333 on the Shares for each of the periods presented above.

  7. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES, STOCK EXCHANGE LISTING, EXCHANGE ACT REGISTRATION AND STATUS AS MARGIN SECURITIES

  The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by Stockholders other than Purchaser. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

  Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of Nasdaq for continued listing and may, therefore, be delisted from such exchange. According to Nasdaq's published guidelines, Nasdaq would consider delisting the Shares if, among other things, (i) the number of Shares held by persons who are not officers, directors or beneficial owners of 10% of the outstanding Shares is less than 750,000, (ii) the market value of such Shares is less than $5.0 million, (iii) less than 400 shareholders hold a block of 100 Shares or more, (iv) the number of market makers making a market in the Shares is less than two or (v) the net tangible assets of the Company is less than $4.0 million. The Company has represented that, as of April 6, 1998, there were 1,202,502 Shares issued and outstanding and no Shares held in the Company's treasury. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the requirements of Nasdaq for continued listing and the listing of Shares is discontinued, the market for the Shares could be adversely affected.

  If Nasdaq were to delist the Shares (which Purchaser intends to cause the Company to seek if it acquires control of the Company and the Shares no longer meet Nasdaq listing requirements), it is possible that the Shares would trade on a securities exchange or in the over-the-counter market and that price quotations for the Shares would be reported by such exchange or other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

  The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the Commission if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the Commission and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement pursuant to Section 14(a) in connection with a stockholders' meeting and the related requirement of an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Company. Furthermore, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or eligible for inclusion on Nasdaq. Purchaser intends to seek to cause the Company to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met.

  The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, upon consummation of the Offer the Shares might no longer constitute "margin securities" for the purposes of the Federal Reserve Board's margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

  8. CERTAIN INFORMATION CONCERNING THE COMPANY

  The Company is a Delaware corporation formed in 1960 with its principal executive offices located at 3300 75th Avenue, Landover, MD 20785. According to the Company 10-K,, the Company operates retail discount auto parts stores through Trak Auto Corporation ("Trak Auto"), retail discount book stores through Crown Books Corporation ("Crown Books"), a retail discount grocery business through Shoppers Food Warehouse Corp. ("Shoppers") and retail discount beverage stores through Total Beverage Corporation ("Total Beverage"). The Company, Trak Auto, Crown Books, Shoppers, Total Beverage and the Company's other direct and indirect wholly-owned and majority-owned subsidiaries and majority-owned partnerships are referred to collectively as the "Company." The Company owns 67.0% of the outstanding common stock of Trak Auto, 52.3% of the outstanding common stock of Crown Books and 100% of the outstanding common stock of Shoppers and Total Beverage. Since fiscal 1989, the Company has owned at least 50% of the outstanding common stock of Shoppers. On February 6, 1997, the Company acquired the shares of Shoppers' outstanding common stock that it did not already own and Shoppers became a wholly-owned subsidiary of the Company. On January 31, 1998, there were 181 Trak Auto, 179 Crown Books, 37 Shoppers and five Total Beverage stores. The Shares are traded on Nasdaq under the symbol DART and the common stocks of Trak Auto and Crown Books are quoted on Nasdaq under the symbols TRKA and CRWN, respectively.

  Set forth below is certain selected consolidated financial data with respect to the Company and its subsidiaries excerpted from the Company 10-K and the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1997 (the "Company 10-Q"). More comprehensive financial information is included in such reports and other documents filed by the Company with the Commission, and the following summary is qualified in its entirety by reference to such reports and other documents and all the financial information (including any related notes) contained therein. Such reports and other documents are available for inspection and copies are obtainable in the manner set forth below under "Available Information."

                 COMPANY SELECTED CONSOLIDATED FINANCIAL DATA
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

INCOME STATEMENT DATA:

                          FISCAL YEAR ENDED JANUARY           NINE MONTHS
                                    31,(*)               ENDED OCTOBER 31,(*)
                         ------------------------------  -----------------------
                           1997      1996       1995        1997        1996
Revenues...............  $668,089  $ 678,136  $ 967,428  $ 1,120,265  $ 481,930
(Loss) before
 extraordinary item and
 cumulative effect of
 accounting change.....   (16,693)   (13,424)   (73,792)     (24,616)    (1,929)
Extraordinary item and
 cumulative effect of
 accounting change:
 Loss on early
  extinguishment of
  debt, net of income
  taxes of $2,150......       --         --         --        (3,126)       --
 Cumulative effect of
  Shoppers accounting
  change, net of taxes
  of $1,334............       --         --         --         1,729        --
                         --------  ---------  ---------  -----------  ---------
Net (loss).............  $(16,693) $ (13,424) $ (73,792) $   (26,013) $  (1,929)
                         ========  =========  =========  ===========  =========
PER SHARE DATA:
(Loss) before
 extraordinary item and
 cumulative effect of
 accounting change.....  $  (8.73) $   (7.88) $  (39.57) $    (11.91) $   (1.33)
Extraordinary item and
 cumulative effect of
 accounting change:
 Loss on early
  extinguishment of
  debt,
  net of tax ..........       --         --         --         (1.51)       --
 Cumulative effect of
  Shoppers accounting
  change, net of tax...       --         --         --           .84        --
                         --------  ---------  ---------  -----------  ---------
Net (loss).............  $  (8.73) $   (7.36) $  (39.57) $    (12.58) $   (1.33)
                         ========  =========  =========  ===========  =========

BALANCE SHEET DATA:

                                     FISCAL YEAR ENDED JANUARY    NINE MONTHS
                                                31,                  ENDED
                                     -------------------------- ----------------
                                       1997     1996     1995   OCTOBER 31, 1997
Working capital..................... $ 90,262 $119,101 $180,415     $113,663
Total assets........................  450,172  470,565  706,489      686,831
Long-term obligations...............   58,067   67,641  170,417      295,291
Stockholders' Equity................  118,356  134,576  199,363       71,887

--------
(1) On February 6, 1997, the Company acquired the 50% equity interest in Shoppers that it did not already own, in a transaction accounted for as a purchase. The following unaudited pro forma consolidated financial information for the Company reflects such acquisition as if had occurred at the beginning of the earliest period presented. Such pro forma financial results are not necessarily indicative of future operating results or of what would have occurred had the acquisition been consummated as of such date:

                                    FISCAL YEAR ENDED          NINE MONTHS
                                       JANUARY 31,          ENDED OCTOBER 31,
                                  ----------------------  ----------------------
                                     1997        1996        1997        1996
   Pro forma revenues............ $1,526,377  $1,515,002  $1,120,265  $1,111,170
   Pro forma net income (loss)...     (9,233)    (24,618)    (26,013)      3,457

  Certain Company Projections. During the course of discussions between Parent and the Company that led to the execution of the Merger Agreement (see Section 11 below), the Company discussed with representatives of Parent certain limited non-public business and financial information about the Company. Subsequently, the Company provided Parent with certain limited written, non-public business and financial information concerning Shoppers. The written information provided to Parent included Shoppers' budgeted fiscal 1999 sales and earnings before interest, taxes, depreciation and amortization ("EBITDA") of $906.6 million and $41.6 million, respectively, compared to the Company's estimate of fiscal 1998 sales and EBITDA for Shoppers of $855.8 million and $38.6 million, respectively.

  THE COMPANY DOES NOT AS A MATTER OF COURSE MAKE PUBLIC ANY PROJECTIONS AS TO FUTURE PERFORMANCE OR EARNINGS, AND THE PROJECTIONS SET FORTH ABOVE ARE INCLUDED IN THIS OFFER TO PURCHASE ONLY BECAUSE THE INFORMATION WAS PROVIDED TO PURCHASER AND PARENT. THE PROJECTIONS WERE NOT PREPARED WITH A VIEW TO PUBLIC DISCLOSURE OR FOR COMPLIANCE WITH THE PUBLISHED GUIDELINES OF THE COMMISSION OR THE GUIDELINES ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING PROJECTIONS OR FORECASTS. THE COMPANY HAS ADVISED PURCHASER AND PARENT THAT ITS INTERNAL FINANCIAL FORECASTS (UPON WHICH THE PROJECTIONS PROVIDED TO PARENT WERE BASED IN PART) ARE, IN GENERAL, PREPARED SOLELY FOR INTERNAL USE AND CAPITAL BUDGETING AND OTHER MANAGEMENT DECISIONS, AND ARE SUBJECTIVE IN MANY RESPECTS AND THUS SUSCEPTIBLE TO INTERPRETATION AND PERIODIC REVISION BASED ON ACTUAL EXPERIENCE AND BUSINESS DEVELOPMENTS. NONE OF THE COMPANY, PURCHASER OR PARENT OR THEIR RESPECTIVE FINANCIAL ADVISORS OR ANY OF THEIR RESPECTIVE DIRECTORS OR OFFICERS ASSUMES ANY RESPONSIBILITY FOR THE ACCURACY OF ANY OF THE PROJECTIONS. BECAUSE THE ESTIMATES AND ASSUMPTIONS UNDERLYING THE PROJECTIONS ARE INHERENTLY SUBJECT TO SIGNIFICANT ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES THAT ARE DIFFICULT OR IMPOSSIBLE TO PREDICT ACCURATELY AND ARE BEYOND THE COMPANY'S, PURCHASER'S AND PARENT'S CONTROL, THERE CAN BE NO ASSURANCE THAT THE PROJECTIONS WILL BE REALIZED. ACCORDINGLY, IT IS EXPECTED THAT THERE WILL BE DIFFERENCES BETWEEN ACTUAL AND PROJECTED RESULTS, AND ACTUAL RESULTS MAY BE MATERIALLY HIGHER OR LOWER THAN THOSE PROJECTED.

  Available Information. The Company is subject to the informational filing requirements of the Exchange Act. In accordance with the Exchange Act, the Company files periodic reports, proxy statements and other information with the Commission that relates to its business, financial condition and other matters. The Company is required to disclose in such proxy statements certain information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interest of those persons in transactions with the Company. Such reports, proxy statements and other information may be inspected at the Commission's office at 450 Fifth Street, N.W., Washington, D.C. 20549, and also are available for inspection and copying at the regional offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies may be obtained upon payment of the Commission's prescribed fees by writing to its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a World Wide Web site (http/www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

  Except as otherwise stated in this Offer to Purchase, the information concerning the Company contained in this Offer to Purchase has been taken from or based upon publicly available documents on file with the Commission and other publicly available information. Although Purchaser and Parent do not have any knowledge that any such information is untrue in any material respect, neither Purchaser nor Parent takes any responsibility for the accuracy or completeness of such information or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information.

  9. CERTAIN INFORMATION CONCERNING PURCHASER AND PARENT

  Purchaser, a Delaware corporation, was organized to acquire all of the outstanding Shares pursuant to the Offer and has not conducted any unrelated activities since its organization. Purchaser's principal executive offices are located at 4860 Cox Road, Suite 300, Glen Allen, Virginia 23060, telephone
(804) 915-6000.

  Parent is the leading wholesale food distributor in its Mid-Atlantic operating region and the fourth largest wholesale food distributor in the United States. Parent's Wholesale Division supplies a comprehensive selection of national brand and private label grocery products, dairy products, frozen foods, fresh produce items, meats, delicatessen and bakery products and non-food items primarily from two modern, highly efficient distribution centers. Parent's distribution centers are strategically located within its operating region and have capacity to accommodate additional growth. The Wholesale Division services more than 1,400 retail grocery stores, including leading regional chains and smaller independent retailers throughout the Mid-Atlantic region, offering its customers a dependable supply and prompt delivery of over 37,000 grocery and non-grocery items at competitive prices. With the recent completion of the Farm Fresh Acquisition (as defined below), Parent's Retail Grocery Division operates sixty-two retail grocery stores, primarily under the Farm Fresh and Metro tradenames. On a pro forma basis, after giving effect to the Farm Fresh Acquisition, Parent's Wholesale Division and Retail Grocery Division would have accounted for approximately 75.5% and 24.5%, respectively, of Parent's sales (before intersegment sales eliminations) during its fiscal year ended May 3, 1997.

WHOLESALE DIVISION

  Parent's management believes that, as a result of its strategic focus on cost control, logistics and distribution, Parent is now one of the most efficient wholesale food distributors in the United States. Over the past five fiscal years, Parent has reduced and controlled costs by (i) capitalizing on its size to improve its purchasing power, (ii) rationalizing product purchasing and pricing systems, (iii) implementing a pricing system that encourages efficient use of Parent's services and (iv) instituting productivity-based incentives for distribution center associates. Over the same period, Parent has significantly improved the efficiency of its logistics and distribution functions by, among other things, implementing state-of-the-art computer systems related to purchasing, inventory management and fleet loading and routing. These improvements have permitted Parent to drive substantially increased volume through its distribution system and to increase capacity utilization significantly, thereby benefiting from its operating leverage.

  Parent's Wholesale Division has increased sales to existing customers and attracted new customers by using Parent's purchasing power, low cost structure and efficient distribution system to provide products to its customers at the lowest available prices, while offering its customers a wide variety of services to support their competitive position. The Wholesale Division has benefitted from the growth of the leading regional chains and smaller independent retail grocers that it serves.

  Parent's Wholesale Division consists of: Richfood/Virginia, which operates a
1.3 million square foot distribution center located in Richmond, Virginia; Richfood/Pennsylvania, which operates two distribution facilities totaling approximately 1.0 million square feet in Harrisburg, Pennsylvania, and a 150,000 square foot produce distribution center in Norristown, Pennsylvania; and the Richfood Dairy, which is the largest fluid dairy in Virginia consisting of a 65,000 square foot facility capable of processing and packaging over 800,000 gallons per week of milk and other dairy products, fruit juices, bottled water and related items.

RETAIL DIVISION

  Parent's Retail Grocery Division, which was acquired in connection with its acquisition of Super Rite Corporation in October 1995, operates fifteen 45,000 to 60,000 square foot "superstores" under the Metro tradename, and two smaller traditional supermarkets under the Basics tradename, in the metropolitan Baltimore, Maryland and Dover, Delaware markets. In addition, on March 4, 1998, Parent acquired substantially all of the assets and assumed certain liabilities of Farm Fresh, Inc. ("Farm Fresh"), a privately held retail supermarket chain headquartered in Norfolk, Virginia (the "Farm Fresh Acquisition"). Farm Fresh currently operates 45 supermarkets in the Hampton Roads, metropolitan Richmond and Shenandoah Valley areas of Virginia primarily under two distinct tradenames and formats: (i) Farm Fresh, thirty-three traditional supermarkets averaging approximately 33,000 square feet, offering a full line of grocery items and selected specialty departments; and (ii) Rack & Sack, eleven super warehouse stores averaging approximately 55,000 square feet, featuring price sensitive grocery items at discounted prices. The remaining store is operated under a separate name and format. According to a May 1997 study by Dakota Worldwide Corporation, Farm Fresh is the second largest supermarket chain in the Hampton Roads region of Virginia (consisting of the cities of Norfolk, Hampton, Chesapeake and Virginia Beach), its principal operating area, commanding a 34.5% market share.

  The Farm Fresh Acquisition represents a further step in Parent's ongoing strategy of pursuing strategic acquisitions in its Mid-Atlantic operating region. Parent expects that it will be able to leverage its core competencies in logistics and distribution to serve the Farm Fresh stores effectively, while increasing efficiency through the utilization of excess warehouse space. In addition, Parent's ownership of the Farm Fresh stores will result in increased purchasing power with retail vendors, which should benefit customers of the Company's Wholesale Division as well as Parent's own Metro and Basics retail stores. As a result of the acquisition, Parent's Wholesale Division will also maintain its existing business with Farm Fresh, formerly its third largest customer, and is expected to gain incremental business via the replacement of a portion of Farm Fresh's supply that was previously self-distributed.

STRATEGIC ACQUISITIONS

  Parent's substantial growth since 1990 is largely attributable to strategic acquisitions. Parent considers strategic acquisition targets that are well run, established operations, with modern facilities and the capacity to accommodate anticipated growth, and that complement Parent's existing operations and geographic service area.

  Parent is a Virginia corporation formed in 1987. Parent's principal executive offices are located at 4860 Cox Road, Suite 300, Glen Allen, Virginia 23060, telephone (804) 915-6000.

  Except as described in this Offer to Purchase, during the last five years, none of Purchaser, Parent or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. The name, business address, present principal occupation or employment, five-year employment history and citizenship of each director and executive officer of Purchaser and Parent are set forth in
Schedule I.

  Set forth below is certain selected consolidated financial information with respect to Parent and its subsidiaries excerpted from Parent's Annual Report on Form 10-K for the fiscal year ended May 3, 1997, and Parent's Quarterly Report on Form 10-Q for the quarterly period ended January 10, 1998, in each case filed with the Commission by Parent. More comprehensive financial information is included in such reports and other documents filed with the Commission by Parent, and the following summary is qualified in its entirety by reference to such reports and other documents and all financial information (including any related notes) contained therein. Such reports and other documents should be available for inspection and copies should be obtainable in the manner set forth with respect to information about the Company in
Section 8.

                  PARENT SELECTED CONSOLIDATED FINANCIAL DATA
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

INCOME STATEMENT DATA:

                               FISCAL YEAR ENDED/(1)/       36 WEEKS ENDED/(1)/
                          -------------------------------- ----------------------
                            MAY 3,   APRIL 27,  APRIL 29,  JANUARY 10, JANUARY 4,
                             1997       1996       1995       1998        1997
                          ---------- ---------- ---------- ----------- ----------
Sales...................  $3,411,625 $3,250,868 $2,992,735 $2,202,550  $2,300,295
Earnings before income
 taxes and extraordinary
 loss...................     101,947     68,529     66,643     76,692      66,720
Net earnings............      59,469     37,051     39,218     47,096      40,017
PER SHARE DATA:
Net earnings............  $     1.26 $     0.79 $     0.84 $     0.99  $     0.85
Net earnings--assuming
 dilution...............        1.25       0.79       0.83       0.99        0.84
Weighted average common
 shares outstanding.....      47,290     46,825     46,711     47,492      47,258
Weighted average common
 shares outstanding--
 assuming dilution......      47,558     47,190     47,006     47,720      47,617

BALANCE SHEET DATA:

                                                                      36 WEEKS
                                             FISCAL YEAR ENDED          ENDED
                                        ---------------------------- -----------
                                         MAY 3,  APRIL 27, APRIL 29, JANUARY 10,
                                          1997     1996      1995       1998
                                        -------- --------- --------- -----------
  Working capital...................... $ 21,868 $ 40,828  $ 72,780   $ 55,733
  Total assets.........................  581,480  564,261   580,770    612,721
  Total debt...........................   42,725   97,743   178,531     32,108
  Shareholders' equity.................  258,650  199,562   160,330    303,921

--------
/(1)/ All historical financial data presented has been restated to reflect
      Parent's October 15, 1995, acquisition of Super Rite Corporation which was accounted for as a pooling of interests. All references to common share and per common share data for previously reported periods have been adjusted to reflect the 3-for-2 common stock split in fiscal 1997. Parent's fiscal year ended May 3, 1997, consisted of 53 weeks, while Parent's fiscal years ended April 27, 1996, and April 29, 1995, consisted of 52 weeks.

  Except as described in this Offer to Purchase, (i) none of Purchaser, Parent or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I or any associate or majority-owned subsidiary of any such person, beneficially owns or has a right to acquire any equity security of the Company, and (ii) none of Purchaser, Parent or, to the best knowledge of Parent and Purchaser, any of the other persons referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any equity security of the Company during the past 60 days. To the best knowledge of the Purchaser and Parent, there are no contracts, arrangements, understandings or relationships of any kind between the Purchaser or Parent and any person with respect to any securities of the Company.

  10. SOURCE AND AMOUNT OF FUNDS

  Neither the Offer nor the Merger is conditioned upon any financing arrangements. Purchaser estimates that the total amount of funds required to consummate the Offer and the Merger, to pay related fees and expenses and to pay outstanding indebtedness of the Company that may become due as a result of the Offer and the Merger is approximately $228 million. Purchaser expects to obtain these funds from Parent by means of a capital contribution, loan or combination thereof. Parent, in turn, expects to obtain these funds from available cash, marketable securities and borrowing capacity under its committed credit facilities.

  In contemplation of the Offer, Parent entered into a commitment letter with First Union National Bank ("First Union") pursuant to which First Union agreed, on the terms and subject to the conditions set forth therein, to provide credit facilities to the Parent in an aggregate amount of $450 million, $250 million of which will be a five-year revolving credit facility and $200 million of which will be an eighteen-month term loan. Borrowings under the facilities will initially bear interest at a variable rate per annum equal to LIBOR plus 1%. The representations, warranties and covenants set forth in the credit facilities will be substantially similar to those set forth in Parent's existing credit facilities with First Union, as lender and administrative agent for a syndicate of banks, except that the new credit facilities will be secured by a pledge of the stock of certain subsidiaries of Parent and unconditionally guaranteed by certain subsidiaries of Parent, which pledges and guarantees will be released at such time as Parent's senior debt rating is reaffirmed as investment grade. The new credit facilities will contain provisions requiring early repayment of the term loan with the net proceeds of new offerings of equity securities or senior debt by Parent, and with the net proceeds of any sale of the Company's interests in Trak, Crown or certain real estate assets, which dispositions occur after consummation of the Merger. Parent anticipates repaying a portion of the new credit facilities with the net proceeds of any such sales, as well as with the net proceeds of a possible equity offering.

  11. BACKGROUND OF THE OFFER

  Since late 1996, Parent has been interested in acquiring Shoppers, a retail supermarket chain which currently operates 37 price impact grocery stores in the Greater Washington, D.C. market. Prior to February 1997, each of the Company and Mr. Kenneth Herman, one of Shoppers' founders and its former Chief Executive Officer, owned 50% of the outstanding common stock of Shoppers. Under the "buy-sell" provisions of a stockholders agreement, as amended, between the Company and Mr. Herman, each party had the right to offer to sell its interest in Shoppers to the other at a specified price; if the offeree did not purchase the offered interest at the specified price, the offeror was obligated to purchase (and the offeree was obligated to sell) the offeree's interest at such price.

  In October 1996, representatives of Parent and Mr. Herman entered into discussions regarding Parent's purchase of all of the outstanding equity interests in Shoppers through an offer to Mr. Herman that would extend to the shares of Shoppers common stock owned by the Company by virtue of the buy-sell provisions of the stockholders agreement. In November 1996, Parent delivered a preliminary expression of interest to representatives of Mr. Herman and commenced a due diligence investigation related to Shoppers' business and assets. On December 16, 1996, the Company announced that it had delivered an offer to Mr. Herman under the buy-sell provisions of the stockholders agreement and, on February 6, 1997, the Company purchased Mr. Herman's 50% interest in Shoppers and Shoppers became a wholly-owned subsidiary of the Company.

  In March 1997, representatives of the Company contacted several prospective buyers of Shoppers, including Parent, to ascertain their interest in a possible acquisition of Shoppers. On April 15, 1997, Parent delivered its preliminary expression of interest to representatives of the Company reflecting a preliminary valuation of approximately $300 million (less assumed debt and assumed capital leases) for substantially all of the assets of Shoppers. Following receipt of such expression of interest, the Company determined not to proceed with a possible sale of Shoppers at that time.

  Parent remained interested in a possible acquisition of Shoppers and, in August and September 1997, began an evaluation of a possible acquisition of all of the stock, or substantially all of the assets, of the Company. At a meeting held on November 13, 1997, Parent's Board of Directors authorized Parent's management to contact senior management of the Company to explore a possible business combination. In early December 1997, Mr. John E. Stokely, President, Chief Executive Officer and a Director of Parent, called Mr. Richard B. Stone, the Acting Chief Executive Officer and a Director of the Company, and requested a meeting. On December 17, 1997, Mr. Stokely met with Mr. Stone and Mr. William White, President of Shoppers, to discuss the potential for and the feasibility of a business combination involving Parent and the Company. No decisions or commitments were made at that meeting. Over the remainder of December 1997 and the first week of January 1998, Messrs. Stokely and Stone had several additional telephone conversations regarding the process that the Company would follow in the event it decided to request and evaluate any possible expression of interest from Parent.

  During January 1998, DLJ began informally advising the Company with respect to the possible business combination with the Company. On February 3, 1998, Parent and the Company entered into a confidentiality agreement governing Parent's due diligence investigation of the business and assets of the Company. Because the Company was still completing the final transactions connected to settlements of certain litigation with members of the Haft family, and was in the process of completing changes to its corporate governance structure, the Company did not pursue discussions about terms of a potential agreement and no formal diligence review process was begun at that time.

  On February 4, 1998, management of Parent, together with Parent's legal advisors and representatives of DLJ, made presentations to Parent's Board of Directors regarding a possible business combination between Parent and the Company.

  In early February 1998, a group of investors advised the Company of its desire to acquire Shoppers from the Company for $360 million in cash. The group's proposed offer was reported in the Washington Post on February 11, 1998. The letter did not indicate any source of financing and was contingent upon a due diligence review. The letter also did not address how various intercompany liabilities would be handled.

  By letter delivered to the Company on February 12, 1998, Mr. Stokely advised Mr. Stone of Parent's continued interest in acquiring Shoppers at a value superior to the group's purported proposal. Mr. Stokely also advised Mr. Stone that Parent was prepared to make an offer to acquire all of the Company, rather than Shoppers alone, permitting the Company's Board of Directors to maximize value for the Company's stockholders in a single transaction. Later on February 12, 1998, Messrs. Stokely and Stone had a telephone conversation to clarify certain aspects of Parent's letter, and Parent held an informal telephonic meeting of its Board of Directors concerning the status of discussions with the Company.

  On February 13, 1998, Mr. Stone called Mr. Stokely to discuss the preliminary materials related to the Company's business that would be required by Parent to evaluate a business combination involving all of the Company.

  On February 26, 1998, Parent formally retained DLJ as its financial advisor in connection with the possible business combination with the Company.

  On March 2, 1998, Mr. Stokely and Mr. John C. Belknap, Executive Vice President and Chief Financial Officer of Parent, met with Senator Stone and Mr. Harry Linowes, a Director of the Company, to discuss the possible business combination. Their discussion included exploration of the rationale for the possible transaction and the expected benefits to the constituent companies and their respective stockholders. Mr. Stokely advised Messrs. Stone and Linowes that, based on its preliminary review of materials available at that time, Parent was interested in acquiring the Company in a stock-for-stock merger valued by Parent at $147.00 per share of Company common stock. No agreements were reached at that meeting.

  On March 4, 1998, Mr. Stone called Mr. Stokely and discussed the possibility of receiving written confirmation of Parent's expression of interest, and the timing for disclosure of any such written expression of interest. Later that day, Mr. Stokely advised Mr. Stone, in writing, of Parent's view that any expression of interest must be confidential and include a termination date, and would be subject to the completion of due diligence. In a telephone conversation later on March 4, 1998, Messrs. Stone and Stokely agreed that Parent would be afforded an opportunity to conduct a due diligence review of the business and assets of the Company before submitting a written expression of interest.

  From March 9 through March 22, 1998, representatives of Parent, its legal and accounting advisors, and DLJ conducted an on-site due diligence review of the business and assets of the Company and its significant subsidiaries.

  On March 23, 1998, representatives of Parent, its legal advisors and DLJ met at the Company's headquarters with the Company's Board of Directors, the Company's legal advisors and representatives of Wasserstein. Parent delivered and reviewed a letter proposing a stock-for-stock merger of the Company with a subsidiary of Parent, valued by Parent at $147.00 per share of Company common stock, together with a draft agreement to effect such transaction.

  From March 23, 1998, through April 2, 1998, representatives of DLJ and Wasserstein took part in a number of telephonic discussions regarding the valuation and form of consideration contemplated in Parent's bid. On April 2, 1998, representatives of Wasserstein indicated their belief that the Board of Directors of the Company might view favorably an offer by Parent to acquire all of the Company's common stock through a tender offer and second step merger, each at no less than $157.00 per share in cash. DLJ relayed this information to Parent and, after informal discussions with most members of Parent's Board of Directors, Mr. Stokely authorized DLJ to advise Wasserstein that Parent was prepared to explore a possible all-cash transaction at $157.00 per share of Company common stock.

  Over the course of April 3, 1998, representatives of DLJ and Wasserstein had several telephonic conversations related to the value and structure of Parent's proposal, and the Boards of Directors of the Company and Parent held separate telephonic meetings to consider the proposal. Wasserstein informed the Company's Board that Parent had increased its offer to $157.00 in cash per share of Company common stock, and the Company's Board instructed Wasserstein to seek a further increase in price. After further discussions, management of Parent instructed DLJ to advise Wasserstein that Parent would raise its bid to $160.00 in cash per share of Company common stock, if definitive documentation could be executed promptly. Thereafter, representatives of Wasserstein advised DLJ that the Company desired to negotiate and execute a definitive agreement reflecting such value as soon as practicable.

  On the morning of Sunday, April 5, 1998, Parent's legal counsel provided a draft Merger Agreement related to the proposed transaction to representatives of the Company. From the evening of Sunday, April 5, through the morning of Thursday, April 9, 1998, representatives of Parent, its legal advisors and DLJ met daily either telephonically or in person with representatives of the Company, its legal advisors and Wasserstein to negotiate and finalize the Merger Agreement. On Monday, April 6, 1998, the Board of Directors of Parent met and received presentations from its legal advisers and DLJ with respect to the proposed transaction.

  On Tuesday, April 7, 1998, the Board of Directors of Parent met and received additional information from Parent's legal advisers, and was advised that DLJ was prepared to deliver its opinion that the proposed consideration to be paid by Parent pursuant to the Merger Agreement was fair to Parent and its shareholders from a financial point of view. At the conclusion of such meeting, the Board of Directors of Parent unanimously approved the proposed transaction, subject to certain authorized officers' satisfaction with the resolution of the few remaining issues.

  In the morning and again in the late evening of April 8, 1998, the Board of Directors of the Company met and received presentations from the Company's legal advisers and Wasserstein. During the morning meeting, Wasserstein advised the Board that it was prepared to deliver its opinion that the proposed transaction was fair to the Company and its stockholders from a financial point of view. At the conclusion of such meeting, the Board of Directors of the Company unanimously approved the proposed transaction.

  The draft Merger Agreement was finalized over the evening of April 8 and the early morning of April 9, 1998. The Merger Agreement was executed, and the transaction was publicly announced, before the opening of business on April 9, 1998.

  12. PURPOSE OF THE OFFER AND THE MERGER; PLANS FOR THE COMPANY; THE MERGER AGREEMENT; OTHER AGREEMENTS

 Purpose of the Offer and the Merger

  The purpose of the Offer and the Merger is to enable Purchaser to acquire, in one or more transactions, control of the Company and the entire equity interest in the Company. The Offer is intended to increase the likelihood that the Merger will be completed promptly.

 Plans for the Company

  Parent intends, from time to time after completion of the Offer, to evaluate and review the Company's operations and consider what, if any, changes would be desirable in light of circumstances that then exist. Parent intends, as soon as practicable following consummation of the Offer, to cause the Company to divest its non-core assets, including its ownership of Trak, Crown and Total Beverage. In addition, Parent intends, following consummation of the Offer, to suspend the Company's practice of declaring regular quarterly dividends. Except as noted in this Offer to Purchase, Purchaser and Parent have no present plans or proposals that would result in an extraordinary corporate transaction, such as a merger, reorganization, liquidation or sale or transfer of a material amount of assets involving the Company or any subsidiary or any other material changes in the Company's capitalization, dividend policy, corporate structure, business or composition of its management or Board.

 The Merger Agreement

  The following is a summary of the material terms of the Merger Agreement. This summary is not a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, which is incorporated by reference and a copy of which has been filed with the Commission as an exhibit to the Schedule 14D-1. The Merger Agreement may be examined, and copies obtained, as set forth in
Section 8 above.

  The Offer. The Merger Agreement provides for the commencement of the Offer. Purchaser has expressly reserved the right to increase the price per Share payable in the Offer or to make any other changes in the terms and conditions of the Offer, except that without the prior written consent of the Company, Purchaser has agreed that it will not (i) decrease or change the form of the Offer Consideration or decrease the number of Shares sought pursuant to the Offer, (ii) impose additional conditions to the Offer, (iii) extend the Expiration Date of the Offer (except as required by law or the applicable rules and regulations of the Commission and except that Purchaser (x) may extend the Expiration Date of the Offer for up to ten (10) business days after the initial Expiration Date if fewer than 90% of the Shares outstanding as of such date have been tendered as of such date, so long as, in connection with such extension, Purchaser irrevocably waives the conditions to the Offer described in clauses (b), (c), (f), (g)(1) and (h) of Item 14 (Conditions to the Offer) hereof, and (y) Purchaser shall extend the Offer from time to time until June 30, 1998, if, and to the extent that, at the initial expiration of the Offer, or any subsequent extension thereof, all conditions to the Offer have not been satisfied or waived and the failure of a condition to be satisfied is not due to the failure of the Company to fulfill any of its obligations under the Merger Agreement, or (iv) amend any term of the Offer in any manner adverse to Stockholders; provided, however, that, except as set forth above, Purchaser may waive any condition to the Offer in its sole discretion (other than the Minimum Condition); and provided, further, that the Offer may be extended in connection with an increase in the consideration to be paid pursuant to the Offer so as to comply with applicable rules and regulations of the Commission. Assuming the prior satisfaction or waiver of the conditions to the Offer, Purchaser will accept for payment, and pay for, in accordance with the terms of the Offer, all Shares validly tendered and not withdrawn pursuant to the Offer as soon as practicable after the Expiration Date thereof.

  Payment for Shares. Prior to the Effective Time, Parent will deposit or shall cause to be deposited with the Depositary in a separate fund established for the benefit of the holders of Shares, for payment in accordance with the Merger Agreement (the "Payment Fund"), immediately available funds in amounts necessary to make the payments pursuant to the Merger Agreement to holders of Shares (other than the Company or any wholly-owned subsidiary of the Company or Parent, Purchaser or any other wholly-owned Subsidiary of Parent, or holders of Dissenting Shares (as defined below)). The Depositary shall, pursuant to irrevocable instructions, pay the Merger Consideration out of the Payment Fund. Parent shall provide or cause to be provided to Purchaser all of the funds necessary to purchase any Shares that Purchaser becomes obligated to purchase pursuant to the Offer.

  Any portion of the Payment Fund which remains undistributed to the holders of Shares for one year after the Effective Time shall be delivered to the Company, upon demand, and any holders of Shares who have not theretofore complied with the Merger Agreement and the Instructions set forth in the Letter of Transmittal mailed to such holder after the Effective Time shall thereafter look only to the Company for payment of the Merger Consideration to which they are entitled; provided that if, but only if, the Company shall have defaulted in its obligation to make such payment within a reasonable period of time after receipt of written request therefor from any such holder, such holder may thereafter look to Parent for payment of the Merger Consideration to which they are entitled. All interest accrued in respect of the Payment Fund shall inure to the benefit of and be paid to Parent.

  Board Representation. The Merger Agreement provides that promptly upon the purchase pursuant to the Offer by Parent and any of its subsidiaries (including Purchaser) of such number of Shares that represents at least a majority of the Shares outstanding, and from time to time thereafter, Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the Board that equals the product of (x) the number of directors (the "Parent Designees") on the Board (giving effect to any increase in the number of directors pursuant to the Merger Agreement), and (y) the percentage that such number of Shares so purchased bears to the aggregate number of Shares outstanding (such number being the "Board Percentage"), and the Company will, subject to Parent's having theretofore provided the Company with the information with respect to Parent's Designees required pursuant to compliance with Section 14(f) of the Exchange Act, promptly satisfy the Board Percentage by (i) increasing the size of the Board, or (ii) securing the resignations of such number of directors as is necessary to enable Parent's Designees to be elected to the Board (and the Company shall use its best efforts to cause the then-remaining members of the Board to promptly so elect Parent's Designees). At the request of Parent, the Company will take, at the Company's expense, all lawful action necessary to effect any such election, including, without limitation, mailing to the Stockholders the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, unless such information has previously been provided to the Company's Stockholders in the Schedule 14D-9. Following the election or appointment of Parent's Designees pursuant to the Merger Agreement and prior to the Effective Time, any amendment or termination of the Merger Agreement, extension for the performance or waiver of the obligations or other acts of Parent or Purchaser, or waiver of the Company's rights under the Merger Agreement will require the concurrence of a majority of directors of the Company then in office who are directors on the date of the Merger Agreement and who voted to approve the Merger Agreement; provided that if there are no such directors, such actions may be effected by majority vote of the entire Board; and provided, further, that after the approval of the Merger Agreement by the stockholders of the Company, no such amendment, termination, modification or supplement shall reduce or change the Merger Consideration or adversely affect the rights of the Company's stockholders under the Merger Agreement without the approval of such stockholders.

  Consideration to be Paid in the Merger. The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, and in accordance with the DGCL, Purchaser will be merged with and into the Company at the Effective Time. At the Effective Time, the separate corporate existence of Purchaser will cease, and the Company will continue as the Surviving Corporation. At the Effective Time, by virtue of the Merger, each Share issued and outstanding immediately prior to the Effective Time (excluding Shares owned, directly or indirectly, by the Company or any wholly-owned subsidiary of the Company or by

Parent, Purchaser or any other wholly-owned subsidiary of Parent and excluding Dissenting Shares) will be converted into the right to receive the Merger Consideration, without any interest thereon, upon surrender and exchange of a certificate which immediately prior to the Effective Time represented such Shares (each, a "Certificate"). Each share of the capital stock of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into one fully paid and nonassessable share of common stock, par value $.10 per share, of the Surviving Corporation, which will thereupon become a direct, wholly-owned subsidiary of Parent. Each Share and all other shares of capital stock of the Company that are owned by the Company and all Shares and other shares of capital stock of the Company owned by Parent, Purchaser or any other wholly-owned subsidiary of Parent or the Company will be canceled and retired and will cease to exist and no consideration will be delivered or deliverable in exchange therefor. The Merger will become effective upon the filing of a Certificate of Merger with the Secretary of State of the State of Delaware or at such time thereafter as is provided in the Certificate of Merger.

  Options and Other Purchase Rights. After the Effective Time, each holder of
(i) a then-outstanding option (collectively, the "Employee Options") to purchase Shares under the Company's 1992 Stock Option Plan and the Option Agreements between the Company and certain of its officers, directors, employees and consultants thereunder (the "Stock Option Plan"), or (ii) any other option, warrant or other right to acquire (upon purchase, exchange, conversion or otherwise) Shares of the Company's Common Stock (collectively, the "Other Options" and, together with the Employee Options, the "Options"), will be entitled to receive for each Share subject to such Option, in settlement and cancellation thereof, an amount (subject to any applicable withholding tax) in cash equal to the difference between the Merger Consideration and the per Share exercise price of such Option, to the extent such difference is a positive number (such amount being hereinafter referred to as, the "Option Consideration"). In addition, in the alternative, each holder of an Option outstanding at the commencement of the Offer may tender such Option and thereby be entitled to receive for each Share subject to such Option, upon consummation of the Offer and in settlement and cancellation of such Option, an amount (subject to any applicable withholding tax) in cash equal to the Option Consideration. Notwithstanding the foregoing provisions, with respect to any Person subject to Section 16(a) of the Exchange Act, any such Option Consideration shall be paid as soon as practicable after the first date payment can be made without liability to such Person under Section 16(b) of the Exchange Act. The Company has represented and warranted to Parent and Purchaser that the Stock Option Plan has been amended to give effect to the foregoing as of the commencement of the Offer. Upon receipt of the related Option Consideration, the Option shall be canceled. The surrender of an Option to the Company in exchange for the Option Consideration shall be deemed a release of any and all rights the holder had or may have had in respect of such Option.

  Dissenting Shares. Shares that are outstanding immediately prior to the Effective Time and which are held by Stockholders who shall have not voted in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing appraisal for such shares in accordance with
Section 262 of the DGCL (collectively, the "Dissenting Shares") will not be converted into or represent the right to receive the Merger Consideration. Such Shares instead will, from and after the Effective Time, represent only the right to receive payment of the appraised value of such Shares held by them in accordance with the provisions of such Section 262, except that all Dissenting Shares held by Stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such Shares under such Section 262 shall thereupon be deemed to have been converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the Merger Consideration upon surrender, in the manner provided in the Merger Agreement, of the Certificate or Certificates that, immediately prior to the Effective Time, evidenced such Shares.

  Stockholders' Meeting. The Merger Agreement provides that the Company will, if required by applicable law in order to consummate the Merger, as soon as practicable following the acceptance for payment of and payment for Shares by Purchaser in the Offer, duly call, give notice of, convene and hold a stockholders' meeting (the "Company Stockholders' Meeting") for the purpose of approving the Merger Agreement and the transactions contemplated thereby. At the Company Stockholders' Meeting, the Board will, subject to the fiduciary duties of the Board of Directors, recommend to its stockholders the adoption and approval of the Merger Agreement and the transactions contemplated thereby. Parent has agreed that it will vote, or cause to be voted, all of the Shares then owned by it, Purchaser or any of its other subsidiaries in favor of approval of the Merger and the Merger Agreement. Following the acceptance for payment of and payment for Shares by Purchaser in the Offer, the Company and Parent will prepare and file with the Commission a proxy statement, if necessary. The Company will use its reasonable best efforts to respond to all Commission comments with respect to the proxy statement and to cause the proxy statement and the form of proxy, which will comply as to form with all applicable laws, to be mailed to the Stockholders.

  Notwithstanding the preceding paragraph, in the event that Parent, Purchaser and any other subsidiary of Parent acquire at least 90% of the outstanding Shares in the Offer, the parties to the Merger Agreement have agreed to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after acceptance for payment of Shares by Purchaser pursuant to the Offer, without a meeting of stockholders of the Company, in accordance with Section 253 of the DGCL.

  Representations and Warranties. The Merger Agreement contains various representations and warranties of the parties. These include representations and warranties by the Company to the Parent and Purchaser with respect to (i) organization and authority, (ii) capitalization, (iii) authority relative to the Merger Agreement, (iv) consents and approvals; no violations, (v) reports,
(vi) absence of certain events, (vii) litigation, (viii) title to and sufficiency of assets, (ix) contracts, (x) labor matters, (xi) employee benefit plans, (xii) tax matters, (xiii) transactions with affiliates, (xiv) fees and expenses of brokers and others, (xv) absence of undisclosed liabilities; guarantees and (xvi) information supplied.

  Parent and Purchaser also have made certain representations and warranties to the Company with respect to (i) organization and authority, (ii) authority relative to the Merger Agreement, (iii) consents and approvals, (iv) no violations, (v) information supplied, (vi) financial capability and (vii) fees and expenses of brokers and others.

  Conduct of Business Pending the Merger. Except as provided in the Merger Agreement, the Company has agreed that during the period from the date of the Merger Agreement and continuing until the Effective Time, the Company and its wholly-owned subsidiaries will carry on their respective operations according to their ordinary and usual course of business and consistent with past practice, and will use their respective reasonable best efforts to preserve intact their respective business organizations, to keep available the services of their officers and employees and to maintain satisfactory relationships with licensors, licensees, suppliers, contractors, distributors, customers and others having material business relationships with them. Except as provided in the Merger Agreement, the Company has further agreed that from the date of the Merger Agreement through the Effective Time, neither it, nor any of its wholly-owned subsidiaries, will: (i) amend its Articles or Certificate of Incorporation, bylaws, partnership or joint venture agreements or other organizational documents; (ii) authorize for issuance or issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities or interests, except as required by the terms of any Company benefit plan existing on the date thereof, or any options, warrants, rights or other securities outstanding as of the date thereof and disclosed pursuant to the Merger Agreement; (iii) split, combine or reclassify any shares of its capital stock or declare, set aside or pay any dividend or other distribution or redemption (whether in cash, stock or property or any combination thereof) in respect of its capital stock, or redeem or otherwise acquire any of its securities or any securities of their respective subsidiaries and partnerships; (iv) (A) incur or assume any Funded Debt (as defined in the Merger Agreement) not outstanding on the date of the Merger Agreement, except for borrowings in the ordinary course of business under revolving credit agreements in effect on the date thereof, or permit any modifications or amendments of any agreements related to Funded Debt, (B) assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any person (including, without limitation, the obligations of any other company affiliated with the Company), or permit the renewal or extension of any contract or other obligation that is the subject of a guarantee or similar obligation, other than the endorsement of checks for deposit in the ordinary course of business, (C) make any loans, advances or capital contributions to, or investments in, any other person (including, without limitation, any company affiliated with the Company), (D) enter into any contract, or alter, amend, modify or exercise any option under any existing contract, other than in the ordinary course of business or in connection with the transactions contemplated by the Merger Agreement, (E) enter into, or alter, amend, modify or exercise any option under, any supply or requirements agreement or (F) authorize any capital expenditures other than capital expenditures pursuant to contracts entered into prior to the date thereof, capital expenditures related to necessary maintenance in the ordinary course of business or capital expenditures reflected in Shoppers' fiscal 1999 capital budget; (v) adopt or amend (except as may be required by law or as provided in the Merger Agreement) any bonus, profit sharing, compensation, severance, termination, stock option, stock appreciation right, restricted stock, pension, retirement, deferred compensation, employment, severance or other employee benefit agreements, trusts, plans, funds or other arrangements for the benefit or welfare of any director, officer or employee, or (except for normal increases to non-executive employees in the ordinary course of business that are consistent with past practices and that, in the aggregate, do not result in a material increase in benefits or compensation expense) increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any existing plan or arrangement (including, without limitation, the granting of stock options, stock appreciation rights, shares of restricted stock or performance units) or enter into any contract, agreement, commitment or arrangement to do any of the foregoing; (vi) acquire, sell, lease or dispose of any material assets outside the ordinary course of business; (vii) take any action other than in the ordinary course of business and in a manner consistent with past practice with respect to accounting policies or practices; (viii) make any material tax election or settle or compromise any material federal, state, local or foreign income tax liability; (ix) except for the payment of professional fees, pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected or reserved against in the Company's audited consolidated balance sheet as of January 31, 1997, included in the Company 10-K, or incurred in the ordinary course of business since the date thereof; (x) hold any meeting of its stockholders except to the extent required by the request of the stockholders entitled to call a meeting under the Company's bylaws or the DGCL; (xi) take any action that would or is reasonably likely to result in any of the conditions to consummation of the Offer not being satisfied as of the Closing Date; or (xii) agree in writing or otherwise to take any of the foregoing actions.

  The Merger Agreement also provides that, during the period from the date of the Merger Agreement to the Effective Time: (i) Parent and the Company will cause representatives of their respective companies to meet, no less frequently than monthly, to discuss the operations and business prospects of the Company and its subsidiaries; (ii) the Company will promptly advise Parent of the occurrence of any event having a Material Adverse Effect (as defined in the Merger Agreement) on the Company and its subsidiaries, or any event that would constitute a breach by the Company of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement; and
(iii) Parent will promptly advise the Company of the occurrence of any event that would constitute a breach by Parent of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement.

  Other Agreements. The Company, Purchaser and Parent have agreed to use their best efforts to comply promptly with all legal requirements which may be imposed on such party with respect to the Offer, the Merger (including furnishing all information required under the HSR Act and in connection with approvals of or filings with any other governmental authority) to cooperate with and furnish information to each other. Without limiting the generality or effect of the foregoing, the Company will, and will cause its subsidiaries to, take all reasonable actions necessary to obtain (and will cooperate with each other in obtaining) any consent, authorization, order or approval of, or any exemption by, any governmental authority or other public or private third party, required to be obtained or made by the Company, Parent or any of their subsidiaries in connection with the Offer, the Merger, the Merger Agreement, or the taking of any action contemplated hereby or thereby.

  No Solicitation. The Merger Agreement provides that from and after the date of the Merger Agreement and before the Effective Time, the Company shall not, directly or indirectly, through any officer, director, employee, agent or otherwise, (i) solicit, initiate or encourage submission of proposals, offers or expressions of interest from any person relating to any acquisition or purchase of all or (other than in the ordinary course of business) a substantial portion of the assets of, or any equity interest in (including by way of a tender offer), any company affiliated with the Company or any business combination involving any company affiliated with the Company (any of the foregoing proposals, offers or expressions of interest being referred to herein as an "Acquisition Proposal") or (ii) participate in any negotiations or discussions regarding, or furnish to any person any nonpublic information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any Acquisition Proposal; provided, however, that prior to the consummation of the Offer, the Company may participate in negotiations or discussions with, and provide nonpublic information to, any person concerning an Acquisition Proposal submitted in writing by such person to the Board of Directors of the Company after the date of the Merger Agreement if (A) such Acquisition Proposal was not solicited, initiated or encouraged in violation of the Merger Agreement, and (B) the Board of Directors of the Company, in its good faith judgment, believes that such Acquisition Proposal is reasonably likely to result in a Superior Proposal (as defined below).

  Until such time, if any, that Parent makes its first offer to the Company in response to a notice that the Company's Board of Directors has determined that an Acquisition Proposal constitutes a Superior Proposal, the Company is required to notify Parent as promptly as practicable (and in any event within 48 hours) if any Acquisition Proposal is made and shall in such notice indicate in reasonable detail the identity of the person making such Acquisition Proposal and the terms and conditions of such Acquisition Proposal, and shall keep Parent promptly advised of all material developments relating to such Acquisition Proposal which could reasonably be expected to culminate in the Board of Directors of the Company withdrawing, modifying or amending its recommendation of the Offer, the Merger and the other transactions contemplated in the Merger Agreement in a manner adverse to Purchaser.

  If, as permitted above, the Company provides nonpublic information to any person who makes an Acquisition Proposal, the Company shall require such person to enter into a confidentiality agreement on terms substantially similar to the Confidentiality Agreement, dated as of February 3, 1998, besides Parent and the Company (the "Confidentiality Agreement"), as a condition to and before providing any such information (except as to the standstill provisions thereof, provided that if under the aforementioned circumstances the Company enters into any confidentiality agreement without standstill provisions substantially similar to those contained in the Confidentiality Agreement, then Parent shall to the extent of the difference be relieved of compliance with the Confidentiality Agreement's standstill provisions).

  The Merger Agreement requires that the Company immediately cease and cause to be terminated any then-existing discussions or negotiations with any persons (other than Parent and Purchaser) conducted theretofore with respect to any Acquisition Proposal. The Company may waive the provisions of any "standstill" agreements between the Company and any party to the extent necessary to permit such party to submit an Acquisition Proposal that the Board of Directors of the Company believes, in its good faith judgment, is reasonably likely to result in a Superior Proposal; provided, that such waiver
(i) does not violate or conflict with terms of the Merger Agreement, and (ii) would not, in any event, permit such person to acquire any direct or indirect beneficial ownership of Shares or participate in any tender offer or proxy solicitation relating to the Company that would otherwise be prohibited by such "standstill" agreement.

  Fees and Expenses. The Merger Agreement provides that, except as described below, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring the expense.

  Conditions to the Merger. The respective obligation of each party to consummate the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions precedent: (a) the Merger Agreement and the Merger shall have been approved and adopted by the affirmative vote of the holders of a majority of Shares entitled to vote thereon if such vote is required under the DGCL; (b) no order, decree or injunction shall have been enacted, entered, promulgated or enforced by any United States court of competent jurisdiction or any United States governmental authority which prohibits the consummation of the Merger; provided, however, that the parties hereto shall use their best efforts to have any such order, decree or injunction vacated or reversed;

and (c) any waiting period applicable to the Merger under the HSR Act shall have terminated or expired, all applicable requirements of the Exchange Act shall have been satisfied and any applicable filings under state securities, "Blue Sky" or takeover laws shall have been made.

  The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions precedent: (a) the representations and warranties of Parent and Purchaser, when read without exception or qualification as to materiality or Material Adverse Effect, shall be true and correct when made and at and as of the consummation of the Offer with the same force and effect as if those representations and warranties had been made at and as of such time (except to the extent such representations and warranties speak as of a specified earlier date, in which event such representations and warranties must be true and correct as of such specified date), except where the failure to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent; and (b) Parent and Purchaser shall, in all material respects, have performed all obligations and complied with all covenants necessary to be performed or complied with by them on or before the consummation of the Offer.

  The obligations of Parent and Purchaser to consummate the Merger are subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions precedent: (a) the representations and warranties of the Company, when read without exception or qualification as to materiality or Material Adverse Effect on the Company, shall be true and correct when made and at and as of the consummation of the Offer with the same force and effect as if those representations and warranties had been made at and as of such time (except to the extent such representations and warranties speak as of a specified earlier date, in which event such representations and warranties must be true and correct as of such specified date), except where the failure to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company; and
(b) the Company shall, in all material respects, have performed all obligations and complied with all covenants necessary to be performed or complied with by it on or before the consummation of the Offer.

  Termination. The Merger Agreement may be terminated and the Merger contemplated thereby may be abandoned at any time notwithstanding approval thereof by the respective shareholders of the Company and Purchaser, but prior to the Effective Time: (a) by mutual written consent of the Company and Parent; (b) by the Company or Parent, if either (i) the purchase of Shares pursuant to the Offer has not been consummated on or before June 30, 1998, or
(ii) the Effective Time shall not have occurred on or before December 31, 1998 (provided that the right to terminate the Merger Agreement under the forgoing clause (b) provision shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of or has resulted in the failure of the consummation of the Offer or Effective Time to occur on or before the applicable date set forth above); (c) by the Company if there has been a material breach by Parent of any representation, warranty, covenant or agreement set forth in the Merger Agreement, which breach has not been cured within twenty (20) business days following notice to Parent of such breach; (d) by Parent if (i) any of the events described in clauses (b) or (c) of Section 14 hereof (Conditions to the Offer) has occurred, which event has not been cured by the Company within twenty (20) business days following notice to the Company of such event; or (ii) the Board of Directors of the Company should fail to recommend to its stockholders approval of the transactions contemplated by the Merger Agreement, including, without limitation, the Offer and the Merger, or such recommendation shall have been made and subsequently withdrawn, modified or amended in any manner adverse to Parent; (e) by the Company if, prior to the Effective Time, a corporation, partnership, person or other entity or group shall have made a bona fide Acquisition Proposal that the Board of Directors of the Company believes, in good faith after consultation with its financial advisors, is more favorable, from a financial point of view, to the stockholders of the Company than the proposal set forth in the Merger Agreement (a "Superior Proposal"); provided, that (i) if a component of such Superior Proposal is cash consideration, then the party making such Superior Proposal has cash on hand or financing in place to provide such cash consideration, which financing is committed and/or underwritten substantially to the same extent as Parent's financing was on the date of the Merger Agreement, (ii) the Board of Directors of the Company intends to enter into a definitive agreement relating to such Superior Proposal immediately following the termination of the Merger Agreement pursuant to such provision, and (iii) Parent does not make, within two (2) business days of receiving the first notice from the Company specifying that the Board of Directors of the Company has determined that an Acquisition Proposal constitutes a Superior Proposal giving rise to a potential right of termination under this provision, an offer that the Board of Directors of the Company believes, in good faith after consultation with its financial advisors, is more favorable, from a financial point of view, to the Company's stockholders than such Superior Proposal; or (f) by the Company or Parent, if any court of competent jurisdiction in the United States or other United States governmental authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable.

  Termination Fee. If the Merger Agreement is terminated (i) by Parent pursuant to clause (b)(i) of the preceding paragraph, and the failure of the consummation of the Offer has been caused by or is attributable to the failure of those conditions to the Offer described in clauses (b), (c), (e) or (g)(2) of Section 14 hereof (Conditions to the Offer) being satisfied, (ii) by Parent pursuant to clause (d) of the preceding paragraph, or (iii) by the Company pursuant to clause (e) of the preceding paragraph, and, in the case of any of the foregoing, if the Company is not entitled to terminate the Merger Agreement by reason of clause (c) of the preceding paragraph, then the Company shall promptly (and in any event within two days of receipt by the Company of written notice from Parent) pay to Parent (by wire transfer of immediately available funds to an account designated by Parent): (A) a termination fee of $6.0 million, plus (B) Parent's actual out-of-pocket expenses (including all fees and expenses of its counsel, advisors, accountants and consultants) incurred by Parent or on its behalf in connection with the transactions contemplated in the Merger Agreement, not to exceed $500,000 in the aggregate.

  Indemnification and Insurance. From and after the consummation of the Offer and for a period of six (6) years thereafter, Parent shall cause the Company and its wholly-owned subsidiaries to maintain all rights of indemnification (including rights to advancement of expenses and exculpation from liability) existing in favor of the present and former directors, officers, employees and agents of the Company and such subsidiaries (collectively, the "Indemnified Parties") on terms no less favorable than those provided in the certificates of incorporation and bylaws of such entities on the date of the Merger Agreement with respect to matters occurring prior to the Effective Time. In addition, Parent shall and shall cause each of the Company and its subsidiaries (or any of their successors) to perform all of their respective obligations under certain Indemnification Agreements entered into prior to the date of the Merger Agreement. Further, Parent shall cause to be maintained in effect for six (6) years from the consummation of the Offer the current policies for directors' and officers' liability insurance maintained by the Company for the benefit of the Indemnified Parties (provided that Parent may substitute therefor policies of at least the same coverage containing terms and conditions that are not materially less advantageous) with respect to matters occurring prior to the Effective Time, to the extent such insurance is available to Parent in the market. If such insurance is not available to Parent in the market, Parent will provide such level of insurance as is then provided to directors and officers of Parent. These obligations will continue in the event that Parent or the Company or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any person.

  Shoppers Senior Notes. In the event that any of the 9 3/4% Senior Notes due 2004 (the "Senior Notes") issued by Shoppers pursuant to that certain Indenture, dated as of June 6, 1997, between Shoppers, as issuer, SFW Holding Corp., as guarantor, and Norwest Bank Minnesota, N.A., as trustee (the "Indenture"), are tendered to Shoppers (the "Tendered Notes") by the holders thereof as a result of the transactions contemplated in the Merger Agreement, Parent will (i) cause Shoppers to comply with its obligations under the Indenture, and (ii) if necessary, lend to Shoppers all amounts required to repurchase any Tendered Notes on commercially reasonable terms and in accordance with lending conditions then available in arms-length transactions.

  Amendment. The Merger Agreement may be amended by action taken by the parties thereto at any time before or after approval of the Merger by the stockholders of the Company but, after any such approval, no amendment shall be made that would have any of the effects specified in DGCL Section 251(d) without the approval of the stockholders of the Company. This Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties thereto.

  Brokers or Finders Fees. No broker, finder or investment banker (other than Wasserstein, whose fees shall be paid by the Company) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by the Merger Agreement based upon arrangements made by or on behalf of the Company; and no broker, finder or investment banker (other than DLJ, whose fees shall be paid by Parent) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by the Merger Agreement based upon arrangements made by or on behalf of Parent or Purchaser.

  Timing. The exact timing and details for the Merger will depend upon legal requirements and a variety of other factors, including the number of Shares acquired by Purchaser pursuant to the Offer. Although Purchaser has agreed to cause the Merger to be consummated on the terms and subject to the conditions set forth above, there can be no assurance as to the timing of the Merger.

  Appraisal Rights. No appraisal rights are available to Stockholders in connection with the Offer. However, if the Merger is consummated, a Stockholder will have certain rights under Section 262 of the DGCL to dissent and to demand appraisal of, and payment in cash for the fair value of, that Stockholder's Shares. Those rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (excluding any value arising from the Merger) required to be paid in cash to dissenting Stockholders for their Shares. Any judicial determination of the fair value of Shares could be based upon considerations other than or in addition to the Offer Price and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Offer Price or the Merger Consideration.

  If a Stockholder who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, his or her right to appraisal, as provided in the DGCL, the Shares of that Stockholder will be converted into rights to receive the Merger Consideration in accordance with the Merger Agreement. A Stockholder may withdraw his or her demand for appraisal by delivering to Purchaser a written withdrawal of such demand for appraisal and acceptance of the Merger.

  Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of those rights.

  Going Private Transactions. Rule 13e-3 under the Exchange Act is applicable to certain "going-private" transactions. Purchaser does not believe that Rule 13e-3 will be applicable to the Merger unless, among other things, the Merger is completed more than one year after termination of the Offer. If applicable, Rule 13e-3 would require, among other things, that certain financial information regarding the Company and certain information regarding the fairness of the Merger and the consideration offered to minority Stockholders be filed with the Commission and disclosed to minority Stockholders prior to consummation of the Merger.

  13. DIVIDENDS AND DISTRIBUTIONS

  If, on or after the date of the Merger Agreement, the Company should (i) split, combine or otherwise change the Shares or its capitalization, (ii) acquire currently outstanding Shares or otherwise cause a reduction in the number of outstanding Shares or (iii) issue or sell additional Shares, shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, then, subject to the provisions of Section 14 below, Purchaser, in its sole discretion, may make such adjustments as it deems appropriate in the Offer Price and other terms of the Offer, including, without limitation, the number or type of securities offered to be purchased.

  If, on or after the date of the Merger Agreement, the Company declares or pays any cash dividend on the Shares, makes other distributions on the Shares or issues, with respect to the Shares, any additional Shares, shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, payable or distributable to Stockholders of record prior to the transfer of the Shares purchased pursuant to the Offer to Purchaser or its nominee or transferee on the Company's stock transfer records, then, subject to Section 14 below, (i) the Offer Price may, in the sole discretion of Purchaser, be reduced by the amount of any cash dividend or cash distribution and (ii) the whole of any non-cash dividend, distribution or issuance to be received by the tendering Stockholders will (a) be received and held by the tendering Stockholders for the account of Purchaser and will be required to be remitted promptly and transferred by each tendering Stockholder to the Depositary for the account of Purchaser, accompanied by appropriate documentation of transfer or (b) at the direction of Purchaser, exercised for the benefit of Purchaser, in which case the proceeds of exercise promptly will be remitted to Purchaser. Pending the remittance and subject to applicable law, Purchaser will be entitled to all rights and privileges as owner of any non-cash dividend, distribution, issuance or proceeds and may withhold the entire Offer Price or deduct from the Offer Price the amount or value of the non-cash dividend, distribution, issuance or proceeds, as determined by Purchaser in its sole discretion.

  Pursuant to the terms of the Merger Agreement, the Company is prohibited from taking any of the actions described in the two preceding paragraphs and nothing in this Offer to Purchase shall constitute a waiver by Purchaser or Parent of any of its rights under the Merger Agreement or a limitation of remedies available to Purchaser or Parent for any breach of the Merger Agreement, including termination of the Merger Agreement.

  14. CERTAIN CONDITIONS OF THE OFFER

  Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after expiration or termination of the Offer), to pay for any Shares tendered unless the following conditions have been satisfied: (i) there have been validly tendered and not withdrawn prior to the time the Offer shall otherwise expire a number of Shares which constitutes a majority of the Shares outstanding on a fully-diluted basis on the date of purchase ("on a fully-diluted basis" for purposes hereof meaning, as of any date, the number of Shares outstanding, together with Shares that the Company is or may be required to issue pursuant to obligations outstanding at that date under employee stock option or other benefit plans, options, warrants or convertible or exchangeable securities, or otherwise) (the "Minimum Condition"); (ii) any applicable waiting periods under the HSR Act shall have expired or been terminated prior to the expiration of the Offer; and (iii) if, at any time on or after the date of the Merger Agreement and before acceptance for payment of, or payment for, such Shares any of the following events shall occur:

    (a) any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order which is in effect and which (1) materially restricts, prevents or prohibits consummation of the Offer or the Merger or results in the obligation to pay damages as a result of or in connection with the transactions contemplated by the Merger Agreement in amounts that would have a Material Adverse Effect on the Company, (2) prohibits or limits materially the ownership or operation by the Company, Parent or any of their subsidiaries of all or any material portion of the business or assets of the Company and its subsidiaries taken as a whole or compels the Company, Parent, or any of their subsidiaries to dispose of or hold separate all or any material portion of the business or assets of Parent or any of its subsidiaries, or of the Company and its subsidiaries taken as a whole, (3) imposes material limitations on the ability of Parent, Purchaser or any other subsidiary of Parent to acquire or hold, or to exercise effectively full rights of ownership of, any Shares, including, without limitation, the right to vote any Shares acquired by Purchaser pursuant to the Offer or otherwise on all matters properly presented to the Company's stockholders, including, without limitation, the approval and adoption of the Merger Agreement and the transactions contemplated thereby or (4) requires divestitures by Parent, Purchaser or any other affiliate of Parent of any Shares;

    (b) any of the representations and warranties of the Company set forth in the Merger Agreement, when read without any exception or qualification as to materiality or Material Adverse Effect on the Company, shall not be true and correct as if such representations and warranties were made at the time of such determination (except as to any such representation or warranty which speaks as of a specific date, which must be untrue or incorrect as of such specific date) except where the failure to be so true and correct would not, individually or in the aggregate, reasonably be expected to (i) have a Material Adverse Effect on the Company, (ii) prevent the consummation of the Offer or (iii) have a material adverse effect on the benefits to Parent of the transactions contemplated by the Merger Agreement;

    (c) (i) the Company shall not have performed, in all material respects, all obligations and complied with all covenants necessary to be performed or complied with by it, or (ii) an event shall have occurred relating to a non-wholly owned subsidiary or partnership of the Company that would be prohibited by certain covenants set forth the Merger Agreement if such subsidiary or partnership had been wholly owned by the Company and which event has a material adverse effect on the benefits to Parent of the transactions contemplated by the Merger Agreement;

    (d) the Merger Agreement shall have been terminated in accordance with its terms;

    (e) the Board of Directors of the Company shall have (i) withdrawn or materially modified or changed (including by amendment of the Schedule 14D-
  9) in a manner adverse to the Purchaser its recommendation of the Offer, the Merger Agreement or the Merger, or (ii) the Board of Directors of the Company shall have approved or recommended an Acquisition Proposal;

    (f) other than the filing of the Certificate of Merger with respect to the Merger, all licenses, permits, authorizations, consents, orders, qualifications or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any governmental authority requisite to consummation of the Merger and the transactions contemplated thereby, shall have been filed, occurred or been obtained, as the case may be, except any of the foregoing the absence of which would not result in a Material Adverse Effect on the Company;

    (g) it shall have been publicly disclosed or Purchaser shall have otherwise learned that any person or "group" (as defined in Section 13(d)(3) of the Exchange Act), other than Parent or its affiliates or any group of which any of them is a member, shall have (1) acquired beneficial ownership (determined pursuant to Rule 13d-3 promulgated under the Exchange
  Act) of more than 20% of any class or series of capital stock of the Company or shall have been granted an option, right or warrant, conditional or otherwise, to obtain more than 20% of any class or series of capital stock of the Company (including the Shares); or (2) without the prior consent of Parent, entered into any binding agreement or understanding with the Company with respect to (A) a merger, consolidation or other business combination with, or acquisition of a material portion of the assets of, the Company, or (B) a tender or exchange offer for Shares; or

    (h) there shall have occurred and be continuing (i) any general suspension of trading in securities on any national securities exchange or in the over-the-counter market, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (iii) any indirect limitation (whether or not mandatory) by a United States governmental authority or agency on the extension of credit by banks or other financial institutions or (iv) a decline in the Dow Jones Industrial Average in excess of 25%, measured from the date of the Merger Agreement.

  The foregoing conditions are for the sole benefit of Purchaser and its affiliates and, subject to the terms of the Merger Agreement, may be asserted by the Purchaser regardless of the circumstances (including, without limitation, any action or inaction by Purchaser or any of its affiliates) giving rise to any such condition or may be waived by Purchaser, in whole or in part, from time to time in its sole discretion, except as otherwise provided in the Merger Agreement. The failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right and may be asserted at any time and from time to time.

  15. CERTAIN LEGAL MATTERS

  Except as described in this Section 15, based on a review of publicly available filings made by the Company with the Commission and other publicly available information concerning the Company, but without any independent investigation, neither Purchaser nor Parent is aware of any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by Purchaser's acquisition of Shares as contemplated in this Offer to Purchase or of any approval or other action by any governmental authority that would be required for the acquisition or ownership of Shares by Purchaser as contemplated in this Offer to Purchase. Should any such approval or other action be required, Purchaser and Parent presently contemplate that such approval or other action will be sought, except as described below under "State Takeover Laws." There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions, or that failure to obtain any such approval or other action might not result in consequences adverse to the Company's business, or that certain parts of the Company's business might not have to be disposed of if such approvals were not obtained or other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, Purchaser could decline to accept for payment or pay for any Shares tendered. See Section 14 above for certain conditions to the Offer.

  State Takeover Laws. A number of states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, stockholders, executive offices or places of business in those states. In Edgar v. MITE Corp., the Supreme Court of the United States held that the Illinois Business Takeover Act, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and was therefore unconstitutional. In CTS Corp. v. Dynamics Corp. of America, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without prior approval of the remaining stockholders, provided that the laws were applicable only under certain conditions.

  Section 203 of the DGCL limits the ability of a Delaware corporation to engage in business combinations with "interested stockholders" (defined as any beneficial owner of 15% or more of the outstanding voting stock of the corporation) unless, among other things, the corporation's board of directors has given its prior approval of either the business combination or the transaction that resulted in the stockholder becoming an "interested stockholder." The Company has represented in the Merger Agreement that it approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and has taken all necessary steps to render Section 203 of the DGCL inapplicable to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

  Based on information supplied by the Company and the Company's representations in the Merger Agreement, Purchaser does not believe that any state takeover statutes apply to the Offer or the Merger. Neither Purchaser nor Parent has currently complied with any state takeover statute or regulation. Purchaser reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended to be a waiver of that right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any Shares tendered pursuant to the Offer.

  Antitrust. Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares under the Offer may be consummated following the expiration of a 15-calendar day waiting period that follows the filing by Purchaser of a Notification and Report Form with respect to the Offer, unless Purchaser receives a request for additional information or documentary material from the Antitrust Division of the Department of Justice (the "Antitrust Division") or the Federal Trade Commission (the "FTC") or unless early termination of the waiting period is granted. Purchaser expects that such filing will be made on April 16, 1998, and that such waiting period will expire at 11:59 p.m. on May 1, 1998. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material from Purchaser concerning the Offer, the waiting period will be extended and would expire at 11:59 P.M., New York City time, on the tenth calendar day after the date of substantial compliance by Purchaser with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, the waiting period may be extended only by court order or with the consent of Purchaser. In practice, complying with a request for additional information or documentary material can take a significant amount of time. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while the negotiations continue. Moreover, subject to the terms of the Merger Agreement, (i) Purchaser may extend the Offer for up to ten (10) business days after the initial expiration date if fewer than 90% of the Shares outstanding as of such date have been tendered at such date, and (ii) Purchaser shall extend the Offer from time to time until June 30, 1998, if all conditions to the Offer have not been satisfied or waived and the failure of a condition to be satisfied is not due to the failure of the Company to fulfill any of its obligations under the Merger Agreement.

  The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser's proposed acquisition of the Company. At any time before or after Purchaser's purchase of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or seeking the divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of Purchaser or its subsidiaries, or of the Company or its subsidiaries. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, of the result of that challenge.

  16. FEES AND EXPENSES

  Except as set forth below, neither Parent nor the Purchaser will pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer.

  Parent has engaged DLJ as the Dealer Manager in connection with the Offer and as exclusive financial advisor to Parent in connection with the proposed acquisition of the Company. Pursuant to the terms of DLJ's engagement, Parent will pay DLJ $2,750,000 if Parent or any of its affiliates consummates a merger, consolidation or any other business combination with the Company (collectively, a "Transaction"). In the event that a Transaction is not consummated and Parent receives a termination fee in connection therewith, Parent shall pay to DLJ 20% of any such termination fee less fees previously paid. Parent will also reimburse DLJ for travel and other out-of-pocket expenses related to DLJ's engagement, whether or not the Offer or any other Transaction is consummated, including reasonable legal fees and expenses, and DLJ and certain related parties will be indemnified against certain liabilities, including liabilities under the federal securities laws, arising out of DLJ's engagement. DLJ has rendered various investment banking and other advisory services to Parent and its affiliates in the past and is expected to continue to render such services in the future, for which it has received and will continue to receive customary compensation from Parent and its affiliates. In the ordinary course of business, DLJ and its affiliates may actively trade or hold Shares for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in Shares.

  Purchaser has retained Corporate Investor Communications, Inc. to act as the Information Agent, and First Union National Bank to act as the Depositary, in connection with the Offer. The Information Agent and the Depositary each will receive reasonable and customary compensation for their services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws.

  Brokers, dealers, commercial banks and trust companies will be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the offering materials to their customers.

  17. MISCELLANEOUS

  The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares who reside in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of the jurisdiction. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and to extend the Offer to holders of Shares in that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of the jurisdiction.

  Purchaser has filed the Schedule 14D-1 with the Commission containing certain additional information with respect to the Offer pursuant to Rule 14d-1 under the Exchange Act. The Schedule and any amendments to the Schedule, including exhibits, may be examined and copies may be obtained from the principal office of the Commission in the manner set forth in Section 8 above (except that they will not be available at the regional offices of the Commission).

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF THE PURCHASER THAT IS NOT CONTAINED IN THE OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, THE INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

                                          DGC ACQUISITION, INC.

April 15, 1998

                                                                     SCHEDULE I

           DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER AND PARENT

  The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Parent. Unless otherwise indicated below, the business address of each such person is 4860 Cox Road, Suite 300, Glen Allen, Virginia 23060, and each such person is a citizen of the United States.

A. DIRECTORS AND EXECUTIVE OFFICERS OF PARENT

                                                                                DIRECTOR
 NAME                 PRINCIPAL OCCUPATION OR EMPLOYMENT DURING LAST FIVE YEARS  SINCE   AGE
John C. Belknap       Executive Vice President and Chief Financial Officer of     N/A    50
                      Parent (since 1997); Executive Vice President and Chief
                      Financial Officer, OfficeMax, Inc. (1995-1997); Executive
                      Vice President and Chief Financial Officer, Zale
                      Corporation (1994-1995); independent financial consultant
                      (1990-1994).
Donald D. Bennett     Chairman of the Board of Parent (since 1995); former       1990    61
                      Chief Executive Officer (1995-1996) and President and
                      Chief Executive Officer (1990-1995) of Parent.
Gary W. Bittner       President and Chief Operating Officer of Parent's           N/A    49
                      Richfood/Virginia Division (since 1997); Regional Vice
                      President, McLane Company (1992-1997).
Christopher A. Brown  Executive Vice President--Procurement of Parent (since      N/A    34
                      1997); Senior Executive Vice President, Super Rite Foods,
                      Inc. (1996-1997); President and Chief Operating Officer,
                      Rotelle, Inc. (1995-1996); Executive Vice President and
                      Chief Operating Officer, Rotelle, Inc. (1994-1995);
                      Executive Vice President--Procurement and Marketing,
                      Richfood, Inc. (1993-1994); Senior Vice President--
                      Procurement, Richfood, Inc. (1992-1993); Vice President--
                      Procurement, Richfood, Inc. (1991-1992).
Dale S. Conklin       President and Chief Operating Officer of Parent's           N/A    49
                      Richfood/Pennsylvania Division (since 1998); Operating
                      Group President of The Minneapolis, Minnesota, LaCrosse,
                      Wisconsin, and Superior, Wisconsin, divisions of Fleming
                      Companies, Inc. (1996-1997); Division President of the
                      Columbus, Ohio, division of Fleming Companies,
                      Inc./Scrivner Group (1991-1996).
Alec C. Covington     President--Wholesale Operations of Parent (since November   N/A    40
                      1997); Executive Vice President and Chief Operating
                      Officer--Wholesale Operations of Parent (April 1997-
                      November 1997); President and Chief Operating Officer,
                      Richfood, Inc. (1996); Executive Vice President and Chief
                      Operating Officer, Richfood, Inc. (1995-1996); President
                      and Chief Operating Officer, Houchens Industries, Inc.
                      (1993-1995); President, Quincy Florida division of
                      SuperValu Inc. and President, Greenville, Kentucky
                      division of Wetterau, Inc. (1990-1993).
Ronald E. Dennis      President of Parent's Farm Fresh Retail Division (since     N/A    53
                      1998); President of Kash n' Karry Supermarkets (1997);
                      Division Vice President of the Florida division of
                      Albertsons, Inc. (1977-1997).

                                                                                  DIRECTOR
 NAME                 PRINCIPAL OCCUPATION OR EMPLOYMENT DURING LAST FIVE YEARS    SINCE   AGE
 Roger L. Gregory     Managing Partner, Wilder & Gregory Law Office. Address:       1994    44
                      Gregory & Wilder, P.O. Box 518, Richmond, Virginia 23218
 Wilbur E. Hatcher    Corporate Vice President--Information Systems of Parent        N/A    41
                      (since 1996); Vice President Information Systems, Books-
                      A-Million, Inc. (1994-1996); Manager of Information
                      Systems Development, Publix Supermarkets, Inc. (1992-
                      1994).
 Grace E. Harris      Provost and Vice President for Academic Affairs, Virginia     1994    64
                      Commonwealth University. Address: Virginia Commonwealth
                      University, P.O. Box 2527, Richmond, Virginia 23284
 David W. Hoover      Vice President--Finance of Parent (since 1993);                N/A    34
                      Director--Planning and Analysis, Parent (1990-1993).
 John C. Jamison      Chairman, Mallardee Associates, a corporate financial         1990    63
                      advisory service, and Limited Partner, Goldman, Sachs &
                      Co., an investment banking and brokerage firm; former
                      President and Chief Executive Officer, The Mariner's
                      Museum, an international maritime museum (1990-1992);
                      Director, Hershey Foods Corporation. Address: 3703 Brick
                      Bat Road, Williamsburg, Virginia 23888
 G. Gilmer Minor, III Chairman of the Board (since 1994), President and Chief       1988    56
                      Executive Officer, Owens & Minor, Inc., a wholesale
                      distributor of medical and surgical supplies; Director,
                      Crestar Financial Corporation. Address: Owens & Minor,
                      P.O. Box 27626, Richmond, Virginia 23261
 Claude B. Owen, Jr.  Chairman of the Board and Chief Executive Officer, DIMON      1988    52
                      Incorporated (successor to Dibrell Brothers,
                      Incorporated), an importer and exporter of leaf tobacco
                      and fresh cut flowers; former Chairman of the Board,
                      Chief Executive Officer and President, Dibrell Brothers,
                      Incorporated; Director, American National Bankshares Inc.
                      Address: DIMON, Inc., P.O. Box 681, Danville, Virginia
                      24543
 John F. Rotelle      Chairman (since 1995) and former President of Rotelle,        1994    61
                      Inc. Address: Richfood of PA, P.O. Box 370, West Point,
                      Pennsylvania 19486
 John D. Ryder        President and Chief Operating Officer of Parent's              N/A    49
                      METRO/BASICS Retail Division (since 1995); President and
                      Chief Operating Officer, retail division of Super Rite
                      Foods, Inc. (1990-1995).
 Albert F. Sloan      Former Chairman of the Board of Lance, Inc., a                1990    67
                      manufacturer of cookies, crackers and snack foods;
                      Director, Basset Furniture Industries, Inc., Cato
                      Corporation and PCA International, Inc. Address: 3826
                      Silver Bell Road, Charlotte, North Carolina 28211
 John E. Stokely      President and Chief Executive Officer of Parent (since        1995    44
                      1996); former President and Chief Operating Officer
                      (1995-1996), Executive Vice President Finance and
                      Administration (1993-1995) and Senior Vice President--
                      Finance and Chief Financial Officer (1991-1993) of
                      Parent.
 George H. Thomazin   Chief Executive Officer, Thomazin Enterprises, Inc., a        1990    57
                      business investment firm; former Chief Executive Officer,
                      Continental Brokers Co., a food brokerage firm (1989-
                      1992). Address: 1401 Forrest Court, Marco Island, Florida
                      34145

James E. Ukrop     Vice-Chairman and Chief Executive Officer (since 1994),    1987  60
                   Ukrop's Super Markets, Inc., a retail grocery chain;
                   former President and Chief Executive Officer, Ukrop's
                   Super Markets, Inc.; Director, Legg Mason, Inc. and Owens
                   & Minor, Inc. Address: Ukrop's Super Markets, 600
                   Southlake Boulevard, Richmond, Virginia 23236
Edward Villanueva  Financial Consultant; Director, Circuit City Stores, Inc.  1990  62
                   Address: 10466 Cherokee Road, Richmond, Virginia 23235

B. DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

  The following table sets forth the name, present principal occupation or employment and material occupation, positions, offices or employment for the past five years of each director and executive officer of Purchaser. The business address of each such person is 4860 Cox Road, Suite 300, Glen Allen, Virginia 23060, and each such person is a citizen of the United States.

                                                                             DIRECTOR
 NAME            PRINCIPAL OCCUPATION OR EMPLOYMENT DURING LAST FIVE YEARS    SINCE   AGE
 John C. Belknap Executive Vice President and Chief Financial Officer of       1998    50
                 Purchaser since its organization in contemplation of the
                 Offer; Executive Vice President and Chief Financial
                 Officer of Parent (since 1997); Executive Vice President
                 and Chief Financial Officer, OfficeMax, Inc. (1995-1997);
                 Executive Vice President and Chief Financial Officer,
                 Zale Corporation (1994-1995); independent financial
                 consultant (1990-1994).
 John E. Stokely President and Chief Executive Officer of Purchaser since      1998    44
                 its organization in contemplation of the Offer; President
                 and Chief Executive Officer of Parent (since 1996);
                 former President and Chief Operating Officer (1995-1996),
                 Executive Vice President Finance and Administration
                 (1993-1995) and Senior Vice President--Finance and Chief
                 Financial Officer (1991-1993) of Parent.

  Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of the Company or his broker, dealer, commercial bank, trust company or other nominee to the Depository, at one of the addresses set forth below:

                       The Depositary for the Offer is:
                           First Union National Bank

         By Mail:           By Overnight Delivery:            By Hand:
  First Union Corporate       First Union Corporate       First Union Corporate
    Information Center         Information Center           Information Center
Corporate Trust Operations  Corporate Trust Operations  Corporate Trust Operations
Attention: Reorganization   Attention: Reorganization   Attention: Reorganization
      Department                  Department                  Department
1525 West W.T. Harris Blvd. 1525 West W.T. Harris Blvd. 1525 West W.T. Harris Blvd.
      Building 3C3                Building 3C3                Building 3C3
 Charlotte, NC 28288-1153     Charlotte, NC 28262       Charlotte, NC 28288-1153

                  By Facsimile Transmission: (704) 590-7628

        Information and Confirm by Telephone: Reorganization Department
                                (704) 590-7408

  Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Information Agent as set forth below and will be furnished promptly at Purchaser's expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:


          [LOGO OF CORPORATE INVESTOR COMMUNICATIONS, INC. APPEARS HERE]

                     The Dealer Manager for the Offer is:

                         DONALDSON, LUFKIN & JENRETTE
                           SECURITIES CORPORATION

                                277 Park Avenue
                           New York, New York 10172
                          (877) 893-0576 (toll free)
                                (212) 892-8017